FLEETWOOD



HOME.



AWAY FROM HOME.

2008 ANNUAL REPORT

Table of Contents



Fleetwood Discovery

Revenue Distribution



MANUFACTURED HOUSING
RECREATIONAL VEHICLES
29.9%
70.1%
27.0%
73.0%
33.5%
66.5%
32.6%
67.4%
27.9%
72.1%

(dollars in thousands)	2008	2007	2006	2005	2004
Manufacturing Revenue	$1,659,980	$1,919,347	$2,374,009	$2,417,268	$2,373,552
Intercompany	–	–	(25,627)	(127,737)	(117,135)
Total Revenue	$1,659,980	$1,919,347	$2,348,382	$2,289,531	$2,256,417





Company Profile

FLEETWOOD

FLEETWOOD ENTERPRISES, INC. is one of North America's largest producers of recreational vehicles and manufactured homes. The Company, founded in 1950, had its initial public offering in 1965, and is listed on the New York Stock Exchange under the symbol FLE. This FORTUNE 1000® company, headquartered in Riverside, California, is dedicated to providing quality, innovative products that offer exceptional value to its customers. Fleetwood has approximately 6,500 associates working in facilities strategically located throughout North America.

Fleetwood is a leading producer of motor homes and travel trailers. The Company is also one of the nation's largest homebuilders, producing popular lines of manufactured homes and, more recently, multi-family modular housing.

Retail Market Share Charts*

* Source: Statistical Surveys Inc., Year-End 2007 Statistics

Housing Products


ALL MANUFACTURED HOUSING
30.4 % CLAYTON
13.8 % FLEETWOOD
10.6 % CHAMPION
5.0 % SKYLINE
4.7 % PALM HARBOR


SINGLE-SECTION MANUFACTURED HOUSING
36.5 % CLAYTON
12.3 % FLEETWOOD
6.8 % CHAMPION
5.2 % CAVALIER HOMES
3.6 % HORTON HOMES


MULTI-SECTION MANUFACTURED HOUSING
27.6 % CLAYTON
14.5 % FLEETWOOD
12.4 % CHAMPION
6.0 % SKYLINE
6.0 % PALM HARBOR

RV Products


ALL RVs
(Motor Homes and Towables)
27.8 % THOR
14.5 % FOREST RIVER
8.8 % JAYCO
7.6 % FLEETWOOD
5.4 % MONACO
3.7 % COACHMEN
3.1 % WINNEBAGO


ALL MOTOR HOMES
(Class A, Class C)
18.6 % WINNEBAGO
16.4 % FLEETWOOD
13.9 % THOR
11.3 % MONACO
7.8 % COACHMEN


MOTOR HOMES
Class A (Diesel & Gas)
20.4 % FLEETWOOD
16.4 % MONACO
15.2 % WINNEBAGO
13.0 % THOR
10.0 % TIFFIN


TRAVEL TRAILERS
(Conventional and Fifth Wheel)
30.5 % THOR
16.2 % FOREST RIVER
9.9 % JAYCO
5.9 % FLEETWOOD
4.2 % MONACO

On the Road Again!


We just had to stop on the
side of the road to take a picture
of our beautiful motor home
with the clouds rolling in.
We had such a terrific time,
and our Terra LX was the star!
TERRA



Today, Mount Rushmore is our backyard.



The kitchen of the Johnson's Icon is awesome!



Karen takes the lead!

Dear Mom and Dad,

We finally got to take a long vacation in our Terra LX, and had a wonderful time! We decided to include a stop at an RV owner rally. It was fun to meet so many other people who enjoy RVing, and to see how they personalized their RVs. We practically had to show people our invoice to convince them that our motor home was at the value-priced end of Fleetwood's spectrum. The full-body paint was one of the many features that fooled them.

We're having a blast in our Fleetwood!

Love,
Linda, Jeff, and the kids

Mom and Dad
555 South Main S
Huntley, Illinois, 60



Visiting Leslie and Jim in Kansas City. Fun!

People at the RV rally were talking about the price of fuel and how to save money by taking shorter trips or lightening the load or cooking their own meals. We got to tour one couple's Fleetwood Icon, which they said is surprisingly fuel efficient because it's built on Dodge's Sprinter diesel chassis. It was beautiful inside. We also looked at a new Prowler, which looked extremely modern compared to the last one I saw. A Fleetwood rep told us that more than 50 percent of Fleetwood's travel trailers can be towed by a light-duty vehicle. No wonder so many RV buyers prefer Fleetwood products.

We stopped whenever a family member saw something that looked like fun, and it was so easy to do in our motor home! If we got tired or hungry or needed a shower, we had our own beds, food, and facilities. Even changing clothes if the weather changed was a breeze. I don't think I'll ever want to go to a ball game (or a concert or an amusement park or a swap meet!) again without our Terra LX.



Home Sweet Home!


Doesn't this look luxurious?
Because it is!


Our bedroom is one of
my favorite places to unwind.



We had a lot of beautiful designs to choose from.



Family game night is always a great time!



Our neighbor Mary enjoys gardening in the yard of her Fleetwood home.

What a great way to buy a house! We never dreamed it could be this easy to move into a brand-new home. We went on Fleetwood's Web site and found floor plans that were available in our area, and then requested a brochure for our favorites. They sent us the information on the homes and three nearby retailers. We did a little comparison shopping, chose a slew of options, and placed our order. After all was said and done, we paid much less than we had budgeted for a similar site-built home.

Because our retailer has introduced Fleetwood's new "Welcome Home" program, a Fleetwood representative was here when we moved in. She gave us a tour, showed us how to operate the appliances and other electronics throughout the house, made sure we knew how to turn the gas on and off, and the like. Plus, she made sure that we were happy with the house and that everything we ordered had been included. About the time we were moving into our house, I realized that, had we built our dream home on site instead of through Fleetwood, we would have only been about halfway through with the construction.

About six months later, someone called me to ask if I would recommend Fleetwood to a friend. After I said, "yes, of course we would!" he told me that Fleetwood makes sure that every one of their homeowners is contacted, and more than 90 percent say yes to that question.

I read that Fleetwood has started to build living quarters for the military. I'm glad that our soldiers will get to enjoy Fleetwood quality while they serve our nation.



Letter to Shareholders



ELDEN L. SMITH
President and CEO

DEAR FELLOW SHAREHOLDERS:

Streamlining, cost cutting, and decentralizing remain our guideposts, all while we continue to develop exciting new products. We made noteworthy progress throughout fiscal 2008. While our improved operating results—we were $1 million short of being profitable for the year—benefited from the sale of excess and idle real estate, our management team is confident that Fleetwood is poised to enjoy considerable financial leverage as the economy strengthens, fuel prices stabilize, and consumer confidence improves.

MARKET CONDITIONS LEAD TO FURTHER CORPORATE ACTIONS

Most of our fiscal year was clouded by subprime lending woes, which quickly became a full-blown credit crisis. We expect manufactured housing will eventually benefit now that lending criteria for site-built homes are more in line with the stringent credit standards that have been in place for several years for customers of our products. In the meantime, the credit problems in the conventional housing market are having an adverse effect on both of our businesses. In addition, skyrocketing prices for fuel and certain other commodities have further impacted our sales as well as costs.

We reacted quickly, further reducing operating costs by about $48 million, more than half of which reflected the closure of five travel trailer plants in the fourth quarter of fiscal 2007 and first quarter of fiscal 2008. These operating expense reductions are in addition to those that were achieved during fiscal 2007 and 2006 of approximately $60 million and $30 million, respectively. We were also able to reduce overall direct labor costs to 14.2 percent of sales from 15.6 percent through reductions to fringe benefit costs and improved efficiencies.

Many of our product development associates, sales staff, and service personnel have relocated to plants that assemble the products for which they are responsible. These actions, in addition to providing our associates with a closer connection to our products and real-time product feedback, were part of a series of measures that allowed us to downsize from 12 buildings at the corporate complex to four. In connection with the downsizing, we sold the corporate site in April 2008 and are now leasing the four buildings.

FOLDING TRAILER SUBSIDIARY AND EXCESS PROPERTY SOLD

We sold our folding trailer subsidiary in May 2008. Although Fleetwood Folding Trailers had a leading share of the market, the folding trailer market has declined significantly in recent years. There was little overlap between our dealer networks and not enough upward migration into travel trailers and motor homes to justify keeping it. Accordingly, we decided that it was best to focus the efforts of our RV Group on the turnaround of the travel trailer division and the continued success of the motor home division, our core RV businesses.

In December 2008, the holders of our $100 million convertible senior subordinated debentures have the right to require Fleetwood to repurchase the debentures at par. The obligation can be satisfied with cash, stock, or a combination of both. Since repayment preparations began last fall, our strategy has been to maintain borrowing availability under our revolver and to utilize excess or non-core assets as a source of funding as much as prudently possible. We sold a number of idle production facilities and our corporate headquarters property. We also explored various financing alternatives, and raised $39 million in a public stock offering in June 2008. The increasing weakness in the RV market we are currently experiencing makes it especially important that we preserve our liquidity. We will continue to take whatever steps are necessary to ensure that we have the resources to sustain the Company through what is shaping up to be an especially challenging period.

RV GROUP FINDS NEW WAYS TO SUPPORT DEALERS

Fleetwood and Bank of America have enjoyed a longstanding relationship. In March, we announced a new strategic alliance with the bank to offer enhanced RV financing under the name of Fleetwood Financial Services (FFS). Bank of America already holds a leading share of retail financing in the RV industry, as well as a major portion of both floorplan and retail financing for Fleetwood's products. We expect that this arrangement will provide us with competitive advantages for many years to come. Fleetwood dealers of all sizes will now have access to the most competitive wholesale and retail financing in the industry, including creative financing promotions offered by Fleetwood. We expect that our ability to provide new and innovative financing incentives through FFS will enhance the turn of our product inventory on dealers' lots and broaden our alternatives to support their sales efforts.

The RV Group's focus on quality products and service in support of its dealers is clearly working. For example, Freedom Roads, the industry's largest multi-lot dealer organization, presented Fleetwood its 2007 Top Motor Home Manufacturer award. In addition, we received a Quality Circle award from the RV Dealers Association for motor homes and folding trailers. Retail market share statistics throughout calendar 2007 and to date in 2008 indicate that Fleetwood remains the leading manufacturer of Class A motor homes.

TRAVEL TRAILER DIVISION SHOWS SUBSTANTIAL IMPROVEMENT

We've spent a lot of time and attention in the RV Group on improving the operating results of our travel trailer division throughout the last year. No aspect of the division's operations has gone without scrutiny. Our products, efficiencies, sales, market share, and profitability had all suffered over the past few years.

"We are proud to produce quality, affordable homes as well as vehicles that allow families to enjoy the comforts of home away from home."

After closing five plants and opening the first-ever RV plant in Mexico more than a year ago, we realigned the division's support structure during fiscal 2008. With these changes, we have seen substantial improvement in the competitiveness of our products and plant manufacturing efficiencies, and, accordingly, anticipate that other key measures will soon follow suit.

Our model year '08 travel trailer products, which we introduced a year ago, have been recognized as vastly improved by dealers and retail customers. Early indications are that our '09 products are being received even more favorably. However, our sales have been impeded by dealers throughout the industry downsizing their inventories for economic reasons. During the year, dealer inventories of our products declined from more than 18,000 units to 11,000—much healthier given the current market environment.

We eliminated more than $30 million from travel trailer overhead costs in fiscal 2008. The division's labor efficiencies in the April quarter were the best since October 2002, except for one quarter at the height of FEMA trailer production. As a result of these improvements, the division's loss was reduced to $16.8 million from $65.3 million in fiscal 2007. Even after removing non-recurring items, the improvement was striking, moving to a $26.2 million loss from $55.0 million, despite 50 percent fewer units and a 44 percent drop in revenues.

"...Fleetwood will reap the full benefit of all the changes we have made during these challenging times. We look forward to consistent profitability and strong cash flow as we rebuild shareholder value."

HOUSING GROUP ACHIEVES PROFITABILITY AND SATISFIES CUSTOMERS IN TOUGH MARKET

The Housing Group continued to operate profitably in a very challenging market. As industry shipments continued to decline—calendar 2007 shipments were at a 41-year low and the first quarter of 2008 was even off of that pace—the Housing Group managed its business extremely well.

The Group was very successful in keeping costs down, but also continued to invest in important initiatives. The renewed emphasis since the beginning of fiscal 2006 on customer and dealer satisfaction ratings in the manufactured housing operations has clearly paid off. Customer satisfaction is gauged through a brief independent survey of each homeowner after purchase, while our retailers are asked to rate us every six months in all areas of performance. Our Retailer Satisfaction Index (RSI) improved to 93 percent in calendar year 2007 from 62 percent in calendar 2006, while during 2007 our Customer Satisfaction Index (CSI) exceeded 90 percent for the first time since 1998.

We believe that our CSI scores will continue to rise, based on feedback from the introduction of Fleetwood's "Welcome Home" factory set-up program, which had achieved 15 percent penetration by the end of the fiscal year. Our New Points of Distribution program was also successful, resulting in a net increase of 18 percent to our independent dealer population. We now have 1,438 distribution points, up from 1,222.

NEW MODULAR DIVISION SHOWS SUCCESS

We have carefully expanded our new modular division, Trendsetter Homes. Our commitment to developing new business, along with engineering and constructing new variations of factory-built living modules for different uses, has resulted in participation in several multi-family housing projects. We have responded by increasing our allocation of resources to more aggressively pursue the national modular market, including military housing construction contracts.

The U.S. Army has budgeted $16.5 billion through fiscal 2011 for its Barracks Realignment and Closure 2005 program—more than three times the investment in earlier military housing initiatives. Unlike previous efforts, the program largely involves new construction. Fleetwood participated by building the living modules for three projects during the year. We successfully completed the first phase of housing at Fort Bliss in Texas, and are now building the living units for the second phase. We also recently completed the modules for new barracks at Fort Sill in Oklahoma.

Trendsetter has entered the multi-family residential arena as well. In addition to a small project designed to house a large hotel's international employees, which was completed near the end of fiscal 2007, we have completed multiple condominium phases for the St. Charles Village development in Mobile, Alabama. These projects capitalize on our core competencies and should expand and diversify our housing opportunities going forward.

FLEETWOOD CAPITALIZES ON STRENGTHS

The turnaround of our businesses has been challenging, and we have been faced with many hard choices in the face of difficult market conditions. For several decades, Fleetwood has persevered as a market leader in each of our businesses because we build innovative, reliable products, and we listen to our customers. We constantly emphasize the importance of the partnership we share with our dealers, suppliers, and retail customers, and we have learned how to adapt to changing circumstances, market cycles, and customer needs and tastes.

Fleetwood is now a far leaner company, structured to capitalize on its greatest strengths. We are a volume manufacturer, assembling high-quality homes and homes-away-from-home in a factory environment. While each product is unique, we do our best, most profitable work when a number of similar floor plans can be manufactured at one time. Even as we have expanded into modular housing over the past couple of years, we have focused on multi-family projects or barracks where we can put this expertise to work.

We continue to have confidence in both the RV and the factory-built housing markets over the long term, and we are well positioned to thrive in each as they rebound. If projections for our industries are borne out, calendar 2008 industry shipment volume will be stable in housing and somewhat depressed in recreational vehicles through the spring of 2009. This will mask some of our operational and financial progress. It is worth noting, however, that Fleetwood has been through difficult market cycles before and has historically come out of them stronger than ever.

FOCUS CONTINUES ON PROFITABILITY AND REBUILDING SHAREHOLDER VALUE

When we began our turnaround effort in 2005, I wrote in my first letter to you, "I intend for Fleetwood to focus on its core competency as a manufacturer; focus on our products as the foundation for progress and success; focus on market segments and niches that have meaningful, profitable volumes; focus our design, manufacturing, and sales associates on a narrower array of product lines; and encourage every associate in the Company to focus on reaching consistent profitability." These objectives are still relevant for Fleetwood, and have been the guiding force for many of the actions that have been taken since, including those during fiscal 2008. Although we had many challenges this year, including the subprime mortgage crisis, rising fuel costs, and falling consumer confidence, we have kept our focus on these goals.

When our markets turn again, as we know they will, Fleetwood will reap the full benefit of all the changes we have made during these challenging times. We look forward to consistent profitability and strong cash flow as we rebuild shareholder value.

I thank each of our shareholders, associates, dealers, Fleetwood product owners, suppliers, and lenders. Your patience and support have been vital to our past accomplishments and will be critical to our future success.

ELDEN L. SMITH
President and CEO



...t way to ...the family!

At home reading to the kids.

10-Year Summary of Selected Financial Data

FISCAL YEARS ENDED APRIL DOLLARS (EXCEPT PER SHARE AMOUNTS) AND SHARES OUTSTANDING ARE IN THOUSANDS	2008	2007	2006
SUMMARY OF OPERATIONS:			
Sales	$1,659,980	$1,919,347	$2,348,382
Gross profit	249,847	264,977	411,522
Operating expenses	262,474	310,269	369,781
Other operating (income) expenses, net	(30,460)	12,487	6,021
Operating income (loss)	17,833	(57,779)	35,720
Income (loss) from continuing operations	2,919	(78,013)	150
Net income (loss)	(1,013)	(89,961)	(28,437)
Earnings (loss) from continuing operations per share - diluted	0.05	(1.22)	0.00
Earnings (loss) from discontinued operations per share	(0.07)	(0.19)	(0.47)
Earnings (loss) per share - diluted	(0.02)	(1.41)	(0.47)
FINANCIAL POSITION:			
Cash and marketable investments	$ 100,139	$ 76,288	$ 145,908
Property, plant and equipment, net	146,573	185,454	210,100
Total assets	625,571	703,171	862,035
5% convertible senior subordinated debentures	100,000	100,000	100,000
Convertible subordinated debentures	160,142	160,142	210,142
Other long-term debt	16,145	17,508	23,199
Shareholders' equity	86,268	86,007	170,945
Book value per share	1.34	1.34	2.84
OTHER STATISTICS:			
Gross profit percentage	15.1%	13.8%	17.5%
Depreciation[1]	$ 17,995	$ 21,525	$ 21,911
Capital expenditures[1]	6,019	7,752	15,303
Dividends declared	–	–	–
Dividends declared per common share	–	–	–
Weighted average common shares — diluted	64,511	63,964	60,182
Market price per share:			
– High	$ 11.41	$ 10.24	$ 13.69
– Low	3.37	6.33	7.33
– Close	3.74	8.63	9.40

(1) Depreciation and capital expenditures as shown are for continuing operations only.



2009 American Allegiance



Two-section home with attached garage

2005	2004	2003	2002	2001	2000	1999
$ 2,289,531	$2,256,417	$1,948,989	$1,834,527	$1,861,474	$3,048,695	$3,103,323
385,794	400,027	350,570	363,431	356,309	627,262	626,740
399,595	324,976	321,723	369,281	390,552	477,857	451,525
3,763	(4,670)	4,498	19,556	34,319	(1,115)	(808)
(17,564)	79,721	24,349	(25,406)	(68,562)	150,520	176,023
(46,603)	18,210	(17,885)	(93,071)	(34,075)	81,643	99,797
(161,459)	(22,261)	(70,739)	(161,928)	(283,990)	83,494	107,121
(0.84)	0.46	(0.50)	(1.88)	(1.04)	2.37	2.76
(2.08)	(1.03)	(1.47)	(2.02)	(7.63)	0.04	0.18
(2.92)	(0.57)	(1.97)	(3.90)	(8.67)	2.41	2.94
$ 45,475	$ 123,821	$ 69,775	$ 111,146	$ 73,102	$ 135,141	$ 267,132
223,879	220,886	212,597	219,363	238,728	256,224	259,472
1,010,247	1,075,709	954,094	1,015,700	1,135,753	1,545,585	1,540,076
100,000	100,000	–	–	–	–	–
210,142	272,791	403,905	403,905	296,392	296,392	296,392
8,946	2,159	2,357	8,741	3,676	80,000	55,000
125,456	246,282	110,968	174,743	286,148	584,805	586,703
2.27	6.26	3.09	5.15	8.74	14.92	14.61
16.9%	17.7%	18.0%	19.8%	19.1%	20.6%	20.2%
$ 20,784	$ 17,469	$ 19,244	$ 20,787	$ 21,041	$ 23,649	$ 24,811
32,528	25,432	17,167	17,531	19,302	17,071	29,908
–	–	–	2,621	15,059	24,957	24,672
–	–	–	0.08	0.46	0.76	0.72
55,332	39,342	35,869	33,942	32,755	39,194	40,171
$ 16.14	$ 16.06	$ 11.22	$ 17.25	$ 16.00	$ 29.25	$ 46.44
7.81	4.83	2.37	7.60	8.10	14.00	25.00
8.14	15.62	4.98	10.74	12.34	14.63	28.19

5-Year History of Selected Segment Data

FISCAL YEARS ENDED APRIL (DOLLARS IN THOUSANDS)	2008	2007	2006	2005	2004
OPERATING REVENUE:					
RV Group					
Motor homes	$ 919,578	$ 961,925	$ 976,698	$1,097,091	$1,104,624
Travel trailers	219,014	391,310	551,501	477,610	570,420
RV supply	24,449	47,651	49,933	53,804	37,159
	1,163,041	1,400,886	1,578,132	1,628,505	1,712,203
Housing Group	496,939	518,461	795,877	788,763	661,349
Intercompany sales	–	–	(25,627)	(127,737)	(117,135)
	$1,659,980	$1,919,347	$2,348,382	$2,289,531	$2,256,417
OPERATING INCOME (LOSS):					
RV Group	$ 3,000	$ (51,581)	$ 8,662	$ (10,540)	$ 63,922
Housing Group	8,608	(2,557)	38,831	7,548	6,581
Corporate and other	6,225	(3,641)	(11,773)	(14,572)	9,218
	$ 17,833	$ (57,779)	$ 35,720	$ (17,564)	$ 79,721
UNITS SOLD:					
RV Group					
Motor homes	7,804	8,496	9,074	10,566	11,203
Travel trailers	10,926	22,035	34,425	28,927	34,351
	18,730	30,531	43,499	39,493	45,554
Housing Group					
Single-section	3,396	3,099	8,145	7,524	4,627
Multi-section	8,941	10,158	14,536	16,438	16,232
Modular	759	–	–	–	–
	13,096	13,257	22,681	23,962	20,859
Less intercompany	–	–	(673)	(3,486)	(3,414)
	13,096	13,257	22,008	20,476	17,445
Folding trailers [1]	8,295	10,223	11,075	11,253	14,543
Retail [2]					
Single-section	–	–	359	1,079	1,164
Multi-section	–	–	1,034	3,078	3,563
	–	–	1,393	4,157	4,727

(1) The folding trailer business, which was formerly part of the RV Group, was sold in fiscal 2008 and is now treated as a discontinued operation.
(2) Intercompany units sold represent Housing Group sales to the retail business, which was sold in fiscal year 2006 and is now treated as a discontinued operation.

Business Summary

We are one of the nation's leaders in producing both recreational vehicles and manufactured housing. We also operate three supply companies that provide components for the recreational vehicle and housing operations, while also generating outside sales.

We sold 18,730 recreational vehicles in fiscal 2008. In calendar 2007, we held a 7.6% share of the overall recreational vehicle retail market, consisting of a 16.4% share of the motor home market and a 5.9% share of the travel trailer market. For calendar year 2007, our motor home business was in second position in its market segment and the travel trailer division was in fourth position. These statistics exclude units shipped by our former folding trailer subsidiary, which was sold subsequent to fiscal year end and is now presented as a discontinued operation in this report. The former folding trailer division was the leader in national market share in that segment in calendar year 2007.

In fiscal 2008, we shipped 12,337 manufactured homes, or HUD-Code homes, which are homes manufactured in accordance with regulations published by the Federal Department of Housing and Urban Development. In calendar 2007, the manufactured housing industry had an 8.4% share of single-family housing starts. We had a 13.4% share of the manufactured housing wholesale market and a 13.8% share of the retail market in calendar 2007. We were the second largest producer of HUD-Code homes in the United States in terms of units shipped and retail sales in calendar 2007.

Our business began in 1950 as a California corporation producing travel trailers, which quickly evolved to what are now termed manufactured homes. We re-entered the recreational vehicle business with the acquisition of a travel trailer operation in 1964. The present company was incorporated in Delaware in 1977, and succeeded by merger to all the assets and liabilities of the predecessor company. We conduct our manufacturing activities in 14 states within the U.S., and to a much lesser extent in Mexico. We distribute our manufactured products primarily through a network of independent dealers throughout the United States and Canada.

The following table sets forth revenues by business segment and the relative contribution of these revenues to total revenues for the past three fiscal years. Information with respect to operating income (loss) and identifiable assets by industry segment is shown in the Notes to Consolidated Financial Statements in this annual report.

	Fiscal years ended April					
	2008	%	2007	%	2006	%
	(Amounts in thousands)					
Recreational vehicles:						
Motor homes	$ 919,578	55.4%	$ 961,925	50.1%	$ 976,698	41.6%
Travel trailers	219,014	13.2	391,310	20.4	551,501	23.5
RV supply	24,449	1.5	47,651	2.5	49,933	2.1
	1,113,041	70.1	1,400,886	73.0	1,578,132	67.2
Housing Group	496,939	29.9	518,461	27.0	795,877	33.9
Intercompany sales	—	—	—	—	(25,627)	(1.1)
	$ 1,659,980	100.0%	$ 1,919,347	100.0%	$ 2,348,382	100.0%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fleetwood is one of the nation's leaders in producing both recreational vehicles and manufactured housing. The RV Group sold 18,730 and 30,531 recreational vehicles in fiscal 2008 and 2007, respectively. In calendar 2007, we had a 7.6% share of the overall recreational vehicle retail market, consisting of a 16.4% share of the motor home market and a 5.9% share of the travel trailer market. The Housing Group shipped 13,096 and 13,257 manufactured homes in fiscal 2008 and 2007, respectively. In calendar 2007, we had a 13.4% share of the manufactured housing wholesale market, making us the second largest producer of HUD-Code homes in the U.S. based upon shipments to dealers. The former Supply Group operated two fiberglass manufacturing operations, a lumber brokerage business, and an imports sales and distribution operation that provide components for our manufactured housing and recreational vehicle operations, while also generating outside sales. One of the fiberglass manufacturing plants was sold in our fourth quarter of fiscal 2008, and subsequently the supply operations were reorganized, moving the fiberglass and import distribution operations to the RV Group and the lumber brokerage operation to the Housing Group.

Our business began in 1950 producing travel trailers, which quickly evolved to what are now termed manufactured homes. We re-entered the recreational vehicle business with the acquisition of a travel trailer operation in 1964. Our manufacturing activities are conducted in 14 states within the U.S., and to a much lesser extent in Mexico. We distribute our manufactured products primarily through a network of independent dealers throughout the United States and Canada.

Prior to fiscal year-end, we entered into negotiations to sell our folding trailer subsidiary and designated it as "held for sale." On May 12, 2008, we completed the sale of the stock and real estate of the folding trailer subsidiary, and it is now presented as a discontinued operation in this report.

On June 25, 2008, subsequent to fiscal year-end, Fleetwood closed an underwritten public offering of 12,000,000 shares of common stock at a price of $3.40 per share. Fleetwood also granted the underwriter a 30-day option to purchase up to 1,800,000 additional shares of common stock to cover over-allotments, if any. Fleetwood expects to use the net proceeds from the offering of approximately $39 million to repay a portion of its outstanding 5% convertible senior subordinated debentures and for general corporate purposes.

Critical Accounting Policies

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis using historical experience factors and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates under different assumptions or conditions.

The following is a list of the accounting policies that we believe reflect our more significant judgments and estimates, and that could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Revenue for manufacturing operations is generally recorded when all of the following conditions have been met:

- an order for a product has been received from a dealer;
- written or oral approval for payment has been received from the dealer's flooring institution;
- a carrier has signed the delivery ticket accepting responsibility for the product as agent for the dealer; and
- the product has been removed from Fleetwood's property for delivery to the dealer who placed the order.

Most manufacturing sales are made on cash terms, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not ordinarily sold on consignment, dealers do not have the right to return products, and dealers are responsible for interest costs to floorplan lenders. On average, we receive payments from floorplan lenders on products sold to dealers within approximately 15 days of the invoice date.

Warranty

We typically provide customers of our products with a one-year warranty covering defects in material or workmanship with longer warranties on certain structural components. This warranty period typically commences upon delivery to the end user of the product. We record a liability based on our best estimate of the amounts necessary to resolve future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold to customers, the average cost incurred to repair a unit, and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts, or the frequency of claims could have an adverse impact on our operating results for the period or periods in which such claims or additional costs materialize.

Insurance Reserves

We generally maintain excess liability insurance with outside insurance carriers to minimize our risks related to catastrophic claims or unexpectedly large cumulative claims. Generally, we are self-insured for health benefits, workers' compensation, and products liability insurance. Liabilities are recognized for claims incurred (including those incurred but not reported), changes in the reserves related to prior claims, and an administration fee. The liability for workers' compensation claims is guided by state statute. Factors considered in establishing the estimated liability for products liability claims are the nature of the claim, the geographical region in which the claim originated, loss history, severity of the claim, the professional judgment of our legal counsel, and inflation. Any material change in these factors could have an adverse impact on our operating results.

Deferred Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. We are required to record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we historically had considered relevant positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income, and recent financial performance. Since we have had cumulative losses in recent years, the accounting guidance suggests that we should not look to future earnings to support the realizability of the net deferred tax asset. Beginning in fiscal 2003, we concluded that a partial valuation allowance against our deferred tax asset was appropriate and have since made adjustments to the allowance as necessary, generally to give effect to changes in the amount of asset that can be supported by available tax planning strategies. During fiscal 2008, we recorded an increase to the deferred tax asset of $2.4 million with a corresponding benefit for income taxes. The primary reason for this increase was a greater expected realizable gain from the possible repurchase of the remaining 6% convertible trust preferred securities at a discount to their book value of $50 per share. The increase was partially offset by the exclusion of unrealized gains on certain real estate properties that were no longer available as part of our tax planning strategy following a decision to market these properties for sale. The book value of the net deferred tax asset continues to be supported by tax planning strategies, which, if executed, are expected to generate sufficient taxable income to realize the book value of the remaining asset. Although we continue to believe that the combination of relevant positive and negative factors will enable us to realize the full value of the deferred tax assets, it is possible that the extent and availability of tax planning strategies will change over time and impact this evaluation. If, after future assessments of the realizability of our deferred tax assets, we determine that further adjustment is required, we will record the provision or benefit in the period of such determination.

Legal Proceedings

We are regularly involved in legal proceedings in the ordinary course of our business. Insurance covers part of Fleetwood's liability under some of this litigation. In the majority of cases, including products liability cases, we prepare estimates based on historical experience, the professional judgment of our legal counsel, and other assumptions that we believe are reasonable. As additional information becomes available, we reassess the potential liability related to pending litigation and revise our estimates. Such revisions and any actual liability that greatly exceeds our estimates could materially impact our results of operations and financial position.

Repurchase Commitments

Producers of recreational vehicles and manufactured housing customarily enter into repurchase agreements with lending institutions that provide wholesale floorplan financing to independent dealers. Our agreements generally provide that, in the event of a default by a dealer in its obligation to these credit sources, we will repurchase product. With most repurchase agreements, our obligation ceases when the amount for which we are contingently liable to the lending institution has been outstanding for more than 12, 18, or 24 months, depending on the terms of the agreement. The contingent liability under these agreements approximates the outstanding principal balance owed by the dealer for units subject to the repurchase agreement less any scheduled principal payments not collected by the lender. Although the maximum potential contingent repurchase liability approximated $128 million for inventory at manufactured housing dealers and $391 million for inventory at RV dealers as of April 27, 2008, the risk of loss is reduced by the potential resale value of any products that are subject to repurchase, and is spread over numerous dealers and financial institutions. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Typically, the fiscal third quarter repurchase obligation will be greater than other periods due to higher RV dealer inventories. Losses and related repurchase reserves under these agreements have not been significant and lender repurchase demands have been funded out of working capital. A summary of recent repurchase activity is set forth below:

	2008	2007	2006
	(Dollars in millions)		
Units	159	96	66
Repurchase amount	$ 4.8	$ 2.4	$ 2.1
Loss recognized	$ 0.7	$ 0.7	$ 0.4

Business Outlook

Recreational Vehicles

Industry conditions in fiscal 2008 were adversely affected by concerns about interest rates, fuel prices, and diminished home equity values, as evidenced by soft market conditions. As a result of these continuing concerns and a significant tightening of credit for RV buyers, we anticipate continued weakness in all segments for fiscal year 2009. This weakness was initially caused by turmoil in the mortgage industry that then spread to the broader financial markets and economy. More recently the volatility of fuel prices has also contributed to consumers' reluctance to purchase RVs. Motor home retail sales for the industry were down 6.0% for calendar 2007, with most of the weakness in the higher-end Class A and mid- and luxury-priced Class C segments. Travel trailer retail sales for calendar year 2007 were up 2.1%; however, dealers have been reducing their inventories in the face of economic uncertainty, and industry wholesale shipments were down 10.5% for the same period. For the first calendar quarter of 2008, the motor home market was down 24.8% and the travel trailer market dropped by 19.0% compared to the same period of the prior year.

Our overall market position in motor homes showed slight improvement in calendar 2007 despite being impacted by lower industry demand in product segments that have traditionally been areas of relative strength for us. We expect to see additional market share growth from lower-priced and fuel-efficient Class C products, entry-level Class A gas products, and several diesel brands.

Following restructuring activities of the travel trailer business between March and July 2007, our retail and wholesale market shares declined in calendar 2007. Dealers continued to sell older model-year units still in stock before replacing them with newer products. Also we experienced reduced sales in the lower-margin, entry-level segment, which we no longer produce in the Eastern U.S. We are becoming more competitive in markets on which we have placed emphasis since our recent adjustments to manufacturing capacity. Travel trailer manufacturing efficiencies have increased, yet further improvement over current levels of cost and efficiency of our manufacturing operations will be necessary in order to achieve profitability in this environment. Our travel trailer market share for the first calendar quarter was 4.3%, down from 6.3% in the prior year. We expect our market share to remain at similar levels until market conditions improve and dealers have sold their inventories of older model-year products.

A longer-term positive outlook for the recreational vehicle industry is supported by favorable demographics, as baby boomers reach the age brackets that historically have accounted for the bulk of retail RV sales, and an increase in interest in the RV lifestyle among both older and younger segments of the population than have traditionally participated.

Housing

We expect longer-term demand for affordable housing to grow as a result of overall population growth; baby boomers reaching retirement age; the development of new products and markets such as modular housing; and the continued relative high cost of site-built homes, notwithstanding the recent pricing pressure in certain regions due to the retrenchment in the mortgage industry.

Many of the factors that have historically affected manufactured housing volumes have been in flux recently. Positive trends include a normalized level of manufactured home repossessions, improved performance of manufactured housing loan portfolios, tightening of credit for site-built homes, and higher rents and lower vacancies in apartments. On the other hand, the overall slowing of the housing market and an increase in conventional housing inventories will negatively impact manufactured housing conditions in the near term.

Manufactured housing industry shipments were down 18.4% in calendar 2007. Markets in California, Arizona, and Florida, traditionally among our strongest, are the states most impacted by the sudden tightening in the conventional mortgage markets and are down sharply. More recently we have seen softness in other parts of the country, including the Northeast. The outlook in most areas continues to be uncertain, but overall we anticipate that manufactured housing industry conditions are unlikely to improve before late calendar 2008, and then only modestly.

We continue to monitor our capacity given current market conditions, have been successful in reducing fixed costs and, in some cases, have consolidated management teams at adjacent plants. These efforts have enabled us to maintain a presence in markets that we believe have potential that we would otherwise be forced to abandon. In addition, we continue to focus on adding new distribution points.

We are also pursuing other opportunities to supplement our business, such as sales of modular homes to builder/developers and military projects. Modular sales in the Gulf Region have been slow to emerge and the longer sales cycle for these types of projects has significantly tempered our progress in this area. Development of our modular business, however, has met with some success in the area of military housing. Earlier in fiscal 2008 we completed a large contract to provide military housing and subsequently won two additional contracts worth approximately $40 million, production of which commenced in late fiscal 2008.

Summary

Fiscal 2009 will be challenging as market conditions in all segments have weakened. RV dealers seem likely to conservatively manage their inventories in the coming months, especially for motor homes. Such conservatism has recently contributed to more discounting by manufacturers and a lowering of production volumes, short work weeks and layoffs. These factors in combination with inflationary pressure on commodity and materials prices will negatively impact near-term margins. Operating expenses are expected to show continued year-over-year declines, although at a reduced rate compared with recent quarters.

Results of Operations

The following table sets forth certain statements of operations data expressed as a percentage of net sales for the periods indicated:

	Fiscal Years Ended April		
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of products sold	84.9	86.2	82.5
Gross profit	15.1	13.8	17.5
Operating expenses	15.8	16.2	15.7
Other operating expenses, net	(1.8)	0.7	0.3
Operating income (loss)	1.1	(3.0)	1.5
Other income (expense)			
Investment income	0.3	0.3	0.2
Interest expense	(1.4)	(1.3)	(1.3)
Other, net	—	1.0	—
Income (loss) from continuing operations before income taxes	—	(3.1)	(0.5)
Benefit (provision) for income taxes	0.2	(1.0)	(0.5)
Income (loss) from continuing operations	0.2	(4.1)	—
Loss from discontinued operations	(0.2)	(0.6)	(1.2)
Net loss	(0.1)%	(4.7)%	(1.2)%

Consolidated Results in Fiscal Year 2008 Compared to Fiscal Year 2007

Consolidated Results:

The following table presents net income (loss) and diluted earnings (loss) per share for fiscal 2008 and 2007 (amounts in thousands, except per share data):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net income (loss) from continuing operations.......	$ 2,919	0.2%	$ (78,013)	(4.1)%	$ 80,932	NM
Net loss	(1,013)	(0.1)	(89,961)	(4.7)	88,948	(98.9)%
Diluted loss per share...........	$ (.02)		$ (1.41)		$ 1.39	98.6

The increase in income from continuing operations during fiscal 2008 resulted from improved gross margins and lower operating expenses that more than offset a 13.5% decline in revenues. The improvement was further supplemented by gains from the sales of excess or idle properties and the absence of substantial restructuring costs incurred in the prior year. Losses from discontinued operations related to the folding trailer business, which was sold shortly after the end of the fiscal year.

Net Sales

The following table presents consolidated net sales by group for fiscal 2008 and 2007 (amounts in thousands):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
RV Group	$ 1,163,041	70.1%	$ 1,400,886	73.0%	$ (237,845)	(17.0)%
Housing Group	496,939	29.9	518,461	27.0	(21,522)	(4.2)
Net sales...............................	$ 1,659,980	100.0%	$ 1,919,347	100.0%	$ (259,367)	(13.5)

Consolidated net sales decreased 13.5% to $1.66 billion in the current year from $1.92 billion in the prior year, as all businesses suffered in relation to declining economic conditions, deteriorating financial markets, and falling consumer confidence resulting in soft market conditions.

Consolidated Net Sales, Cost of Products Sold, and Gross Profit

The following table presents consolidated net sales, cost of products sold, and gross profit for fiscal 2008 and 2007 (amounts in thousands):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales...............................	$ 1,659,980	100.0%	$ 1,919,347	100.0%	$ (259,367)	(13.5)%
Cost of products sold...........	1,410,133	84.9	1,654,370	86.2	(244,237)	(14.8)
Gross profit..........................	$ 249,847	15.1%	$ 264,977	13.8%	$ (15,130)	(5.7)

Gross margin improved from the prior year mainly due to lower labor cost as a percentage of sales from improved travel trailer labor efficiencies and reduced fringe benefit costs.

Operating Expenses

The following table presents operating expenses for fiscal 2008 and 2007 (amounts in thousands):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Selling	$ 46,769	2.8%	$ 55,181	2.9%	$ (8,412)	(15.2)%
Warranty and service	70,577	4.3	94,278	4.9	(23,701)	(25.1)
General and administrative	145,128	8.7	160,810	8.4	(15,682)	(9.8)
Operating expenses	$ 262,474	15.8%	$ 310,269	16.2%	$ (47,795)	(15.4)

Operating expenses, which include selling, warranty and service, and general and administrative expenses, were lower due to the closure of five travel trailer plants, reduced staffing levels, and favorable products liability costs. Also, warranty expense dropped as a result of lower sales and a return to a more cost-effective factory-based service, rather than a centralized service operation.

Other Operating Income (Expense), net

Other operating income (expense), net, of $30.4 million in fiscal 2008 consisted of gains on the sale of excess or idle properties, partially offset by $4.4 million of impairment charges on idle facilities and $1.7 million of restructuring costs. In fiscal 2007, other operating expense, net, included approximately $14.0 million of restructuring costs related to several plant closures and $2.8 million of impairment charges on idle facilities, partially offset by $4.3 million of gains from the sale of idle facilities.

Other Income (Expense)

Other income (expense) consisted of investment income, interest expense, and miscellaneous other income. Investment income decreased to $4.5 million from $5.9 million in the prior year due to lower invested funds. Interest expense declined to $23.0 million from $25.6 million mainly due to lower borrowings and the redemption of $50 million in face value of the 6% convertible trust preferred securities in June 2006. The redemption also generated other income of $18.5 million representing a pre-tax gain on the purchase and resulted in the cancellation of one million shares or 24.8% of the previously outstanding 6% convertible trust preferred securities at a discount to par value.

Benefit (Provision) for Income Taxes

The fiscal 2008 tax benefit from continuing operations was principally due to $4.9 million of non-cash adjustments to the carrying amount of the deferred tax asset as a result of changes in our tax planning strategies. The prior year tax provision resulted primarily from the effect of a $17.2 million increase in the partial valuation allowance attributed to our deferred tax assets.

Recreational Vehicles:

The following table presents RV Group net sales by division for fiscal 2008 and 2007 (amounts in thousands):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 919,578	79.1%	$ 961,925	68.7%	$ (42,347)	(4.4)%
Travel trailers	219,014	18.8	391,310	27.9	(172,296)	(44.0)
RV supply	24,449	2.1	47,651	3.4	(23,202)	(48.7)
Net sales	$ 1,163,041	100.0%	$ 1,400,886	100.0%	$ (237,845)	(17.0)

Recreational vehicle sales for the year decreased 17.0%, mainly due to challenging economic and market conditions affecting all RV segments and restructuring actions taken in the travel trailer segment to reduce capacity in the fourth quarter of fiscal 2007 and into the first fiscal quarter of 2008. The decline in motor home revenues was mainly due to a weak market as consumer concerns regarding volatile fuel prices and rising interest rates negatively affected demand. The retail market for motor homes for calendar year 2007 was down 6.0% compared to a drop of 5.4% in our retail activity resulting in an increase in market share to 16.4%. The increase resulted from the introduction of low-priced Class A and Class C gas units and a more fuel-efficient Class C product later in calendar 2007.

Travel trailer sales fell 44% mainly due to the impact of plant closures in specific regions where we no longer produce certain entry-level products, as well as dealers' reluctance to replace sold units in light of a weaker economic outlook. The retail market for travel trailers for calendar year 2007 was up 2.1% on the strength of conventional travel trailers, which were up 5.4% compared to fifth-wheel trailers, which fell 4.6%. Fleetwood's retail sales for the same period were down by 11.8%, mainly due to a lack of competitive products in several product segments in the early part of the year.

Gross margin for the RV Group rose from 11.3% to 11.8% primarily due to lower material and labor costs as a percentage of travel trailer sales. Material costs were reduced through plant-based initiatives related to negotiations and freight management while labor costs were lowered through productivity gains and reduced fringe benefits. Motor home gross margin was 13.2% this year compared to 13.3% in the prior fiscal year; the slight decrease was mainly due to increased sales incentives in the last half of the fiscal year.

Operating expenses, including selling, warranty, and general and administrative expenses, for the RV Group were $152.3 million, $47.2 million lower than the prior year and lower as a percentage of sales, declining from 14.2% in the prior year to 13.1% for the current period. The decrease in expenses was mostly due to improved warranty experience and lower general and administrative expenses related to travel trailer restructuring initiatives.

Other operating income, net, was $18.1 million related to gains from the sales of idle properties contrasted to $10.8 million of restructuring costs in the prior year related mostly to the closure of five travel trailer plants.

The following table presents division operating income (loss) for fiscal 2008 and 2007 (amounts in thousands):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 14,767	1.6 %	$ 12,122	1.3 %	$ 2,645	21.8%
Travel trailers	(16,765)	(7.7)	(65,301)	(16.7)	48,536	74.3
RV supply	4,998	20.4	1,598	3.4	3,400	212.8
RV Group	$ 3,000	0.3	$ (51,581)	(3.8)	$ 54,581	NM

Manufactured Housing:

The following table presents Housing Group net sales for fiscal 2008 and 2007 (amounts in thousands):

	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales	$ 496,939	100.0%	$ 518,461	100.0%	$ (21,522)	(4.2)%

Results for the Housing Group consist of factory wholesale revenues, which include units built to the HUD construction code and distributed through an independent dealer network, and modular homes, built to local codes and sold to developers or sold to the military as base housing. Our participation in military housing to date has been as a subcontractor, building units to specifications based on a contract. Housing Group results now include the lumber brokerage operation, formerly included with the Supply Group segment.

Housing Group revenues for the fiscal year 2008 declined 4.2% to $497.0 million, as the HUD housing market continued to weaken. HUD revenues fell $50.4 million, or 9.7%; however, the decline was partially offset by $28.0 million in modular sales, primarily to the military for base housing.

Manufactured homes are sold as single-section or multi-section units. Multi-section units are typically built in two, three, or four sections. The average selling price per home decreased 3.3% over the prior year from $39,093 to $37,797. Most of this reduction was attributable to a change in product mix due to a higher percent of single-section homes sold in fiscal 2008, which carry a lower unit sales price. This evidences the weakness of the multi-section market, primarily in California, Arizona, and Florida, compared to the relatively stronger single-section market in Texas and the Southeast. Also contributing to the lower average selling price were the modular sales to the military, where housing units averaged $34,828 for the year.

Year over year, manufactured housing industry shipments for calendar 2007 were down 18.4% to 95,752, a 46-year low. Our unit volume for the similar period declined 15.1%, with single-section sales down by 9.7% and multi-section homes down 16.9%. Our overall market share, based on wholesale shipments for the 2007 calendar year, improved from 12.9% to 13.4%. The improvement was the result of an increase in new points of distribution, a key objective for this past year. The Group's market share for multi-section homes grew from 13.7% to 14.7%, while its share of the single-section market declined to 10.6% from 10.9%.

The underlying manufactured housing market has been declining over the past nine years due to limited availability of retail financing, as well as competition from conventional builders benefiting from low mortgage rates and more liberal financing. In addition, traditionally strong manufactured housing markets, such as California, Arizona, and Florida, were down by more than 40% in calendar year 2007.

Gross profit margins rose from 21.6% to 22.6% as a result of lower labor fringe benefit costs as well as reduced fixed manufacturing costs stemming from plant consolidations. Material cost as a percentage of sales increased slightly due to selling price increases that only partially offset rising raw material costs.

Operating expenses, including selling, warranty, and general and administrative expenses, declined $14.0 million or 12.2% to $100.6 million. The decrease was attributable to lower selling expense due to declining volume, reduced warranty expenses as a result of decentralizing operations, and lower general and administrative expenses related to plant consolidations in the prior year.

Other operating income, net, of $3.1 million related primarily to gains from the sale of idle properties.

Supply Operations:

The Supply Group was reorganized in the fourth quarter of fiscal 2008 upon the sale of the West Coast fiberglass operations. The remaining fiberglass operation in Indiana and the import business are now included in the RV Group. The lumber operation is included with the Housing Group.

Discontinued Operations:

In April 2008, the folding trailer division was designated as "held for sale" and the business was subsequently sold in May. The results and financial position of the business have been classified as discontinued operations for all periods presented. The division had sales for fiscal 2008 of $76.6 million with an operating loss of $3.3 million. The operating loss included a $7.2 million impairment charge, a $9.2 million partial reversal of reserves related to a settlement of litigation with Coleman, and a $2.5 million deferred tax charge related to the sale of the business. The prior-year loss from operations was $9.6 million.

In March 2005, we announced our intention to exit the manufactured housing retail and financial services businesses and most of these operations were sold by August 2005. The businesses are presented as discontinued operations in our financial statements. Losses from these operations were $0.6 million in the current year compared to a loss of $2.3 million in the prior year. The current-year loss consists of general and administrative costs associated with wind-down and closure activities.

Consolidated Results in Fiscal Year 2007 Compared to Fiscal Year 2006

Consolidated Results:

The following table presents net loss and diluted loss per share for fiscal 2007 and 2006 (amounts in thousands, except per share data):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Income (loss) from continuing operations	$ (78,013)	(4.1)%	$ 150	—%	$ (78,163)	NM
Net loss	(89,961)	(4.7)	(28,437)	(1.2)	(61,524)	(216.4)%
Diluted loss per share	$ (1.41)		$ (.47)		$ (.94)	(200.0)

NM—Not meaningful

The substantial increase to the net loss from continuing operations during fiscal 2007 stemmed from lower sales in all areas of our operations, partially offset by lower operating and other expenses (net). Losses from discontinued operations following the sale of our retail and financial services businesses in calendar 2005 were significantly lower in fiscal 2007 and consisted of ongoing general and administrative expenses.

Net Sales

The following table presents consolidated net sales by group for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
RV Group	$ 1,400,886	73.0%	$ 1,578,132	67.2 %	$ (177,246)	(11.2)%
Housing Group	518,461	27.0	795,877	33.9	(277,416)	(34.9)
Intercompany sales	—	—	(25,627)	(1.1)	25,627	100.0
Net sales	$ 1,919,347	100.0%	$ 2,348,382	100.0 %	$ (429,035)	(18.3)

Fiscal 2006 included 53 operating weeks rather than the typical 52 weeks for fiscal 2007. RV sales in fiscal 2007 were negatively impacted by the absence of travel trailer sales of emergency living units. In addition, conditions that led to a softer motor home market early in fiscal 2007 also affected travel trailer sales later in the fiscal year. Housing Group sales suffered from the loss of disaster relief sales, community/park developer business that did not recur in fiscal 2007, decreased sales to the formerly company-owned retail business, and general weakness in the housing market.

Consolidated Net Sales, Cost of Products Sold, and Gross Profit

The following table presents consolidated net sales, cost of products sold, and gross profit for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales	$ 1,919,347	100.0%	$ 2,348,382	100.0%	$ (429,035)	(18.3)%
Cost of products sold	1,654,370	86.2	1,936,860	82.5	(282,490)	(14.6)
Gross profit	$ 264,977	13.8%	$ 411,522	17.5%	$ (146,545)	(35.6)

Gross margin declined from a prior-year level that was elevated by higher production volumes and manufacturing efficiencies associated with the disaster relief sales. Additionally, competitive markets and a shift away from higher-margin products reduced consolidated gross margin.

Operating Expenses

The following table presents operating expenses for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Selling	$ 55,181	2.9%	$ 58,954	2.5%	$ (3,773)	(6.4)%
Warranty and service	94,278	4.9	115,308	4.9	(21,030)	(18.2)
General and administrative	160,810	8.4	195,519	8.3	(34,709)	(17.8)
Operating expenses	$ 310,269	16.2%	$ 369,781	15.7%	$ (59,512)	(16.1)

Lower operating expenses, which include selling, warranty and service, and general and administrative expenses, were attributable to headcount and expense reductions from restructuring initiatives and lower incentive compensation costs. Also, lower warranty expense resulted from lower sales and a return to more cost-effective factory-based service, rather than a centralized service model.

Other Operating Income (Expense), net

Other operating income (expense), net, in fiscal 2007 included approximately $14.0 million for one-time employee separation costs related to several plant closings and restructuring efforts, and $2.8 million of impairment charges on idle facilities, partially offset by $4.3 million of gains from the sale of idle facilities. Other operating expenses in fiscal 2006 consisted of $5.0 million of severance costs, $1.6 million of impairment charges on idle facilities, and a $0.5 million gain on sales of fixed assets.

Other Income (Expense)

Other income (expense) consisted of investment income, interest expense, and miscellaneous other income. Investment income increased to $5.9 million from $5.4 million in the prior year due to higher average interest rates earned on invested funds. Interest expense declined to $25.6 million from $29.7 million due to lower borrowings, the effect of the repayment of the deferred distributions on the 6% convertible trust preferred securities in February 2006, and the redemption of $50 million in face value of the same securities in June 2006. The redemption also generated other income of $18.5 million representing a pre-tax gain on the purchase and resulted in the cancellation of one million shares or 24.8% of the previously outstanding 6% convertible trust preferred securities at a discount to par value.

Provision for Income Taxes

The fiscal 2007 tax provision from continuing operations was principally due to $17.2 million of non-cash adjustments to the carrying amount of the deferred tax asset as a result of changes in our tax planning strategies. The changes related to our decision to market for sale certain appreciated real estate properties and to our repurchase of 6% convertible trust preferred securities. The income tax provision also included state tax benefits in several states, with no offsetting tax liabilities in others. The fiscal 2006 tax provision resulted primarily from the effect of an increase of $5.7 million in the partial valuation allowance attributed to our deferred tax assets.

Recreational Vehicles:

The following table presents RV Group net sales by division for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 961,925	68.7%	$ 976,698	61.9%	$ (14,773)	(1.5)%
Travel trailers	391,310	27.9	551,501	34.9	(160,191)	(29.0)
RV supply	47,651	3.4	49,933	3.2	(2,282)	(4.6)
Net sales	$ 1,400,886	100.0%	$ 1,578,132	100.0%	$ (177,246)	(11.2)

Recreational vehicle sales for the year fell, mainly due to the absence in fiscal 2007 of $135.5 million of travel trailer emergency shelter unit sales to FEMA that occurred in fiscal 2006. The decline in motor home revenues was mainly due to a weak market as consumer concerns regarding volatile fuel prices and rising interest rates negatively affected the market. The retail market for motor homes for calendar year 2006 was down 9.9% compared to a drop of 16.0% for our retail activity caused mainly by the lack of low-priced and fuel-efficient Class C units in our product line. We introduced two low-priced Class C models in the spring of 2007 and a more fuel-efficient Class C product later in calendar 2007.

Travel trailer sales to independent dealers, which exclude $135.5 million of FEMA sales to the Gulf Coast region in fiscal 2006, were off 5.9%, reflecting softer industry conditions that began in the latter part of the calendar year 2006. The retail market for travel trailers for calendar year 2006 was off 1.7% after being positive for most of the year. Our retail sales for the same period were down by 22.8%, mainly due to a lack of competitive products in several product segments in the early part of the year. Subsequently, we introduced new products and brands and, in the last six months of fiscal 2007, industry shipments declined 19.7% versus a decline in our shipments of only 2.8%, providing strong evidence that our new products were being positively received by dealers.

Gross margin for the RV Group declined from 13.2% to 10.5% reflecting elevated margins in the prior year generated by efficiencies from the production of 10,561 disaster relief units. Fiscal 2007 inefficiencies and incremental costs related to the introduction of a significant number of new products also contributed to the negative comparison. Motor home gross margins were favorably influenced by lower labor costs stemming from improved efficiencies in fiscal 2007.

Operating expenses for the RV Group were $193.8 million, $12.7 million lower than fiscal 2006 but higher as a percentage of sales, rising from 13.1% in fiscal 2006 to 13.8% for fiscal 2007. The decrease in expenses was due to improved warranty costs and lower general and administrative expenses related to restructuring initiatives, partially offset by higher selling costs for the national dealer meeting and marketing materials for major new model introductions.

Other operating expenses of $10.6 million were up $9.9 million from fiscal 2006, related mostly to restructuring costs from the closure of five travel trailer plants.

The following table presents division operating income (loss) for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 12,122	1.3 %	$ 5,364	0.5%	$ 6,758	126.0 %
Travel trailers	(65,301)	16.7)	1,067	0.2	(66,368)	NM
RV supply	1,598	3.4	2,231	4.5	(633)	(28.4)
RV Group	$ (51,581)	(3.8)	$ 8,662	0.5	$ (60,243)	NM

Manufactured Housing:

The following table presents Housing Group net sales for fiscal 2007 and 2006 (amounts in thousands):

	2007		2006			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Wholesale sales	$ 518,461	100.0%	$ 795,877	100.0%	$ (277,416)	(34.9)%

Results for the Housing Group consist of factory wholesale revenues. In fiscal 2006, results also included sales to our retail business prior to its divestiture in August 2005. Transactions with our retail business prior to the sale were eliminated in consolidation. In the current presentation, revenues for the retail business are included in the results of discontinued operations.

In addition to the continued effects of difficult industry conditions, the negative sales comparison reflects prior-year sales of $86.8 million in sales for hurricane disaster relief, $136 million in sales to community/park operators and $25.6 million of intercompany sales to the sold retail business. In fiscal 2007, those sales were substantially less or, in the case of disaster relief, non-existent. Manufactured homes are sold as single-section or multi-section units. Multi-section units typically are built in two, three or four sections. The average selling price per home increased 11.4% over the prior year from $35,078 to $39,093. Most of this change was attributable to abnormally low prices in the prior year related to a large number of shipments of special single-section homes to assist in hurricane disaster relief. Excluding these special units, the average price per home increased 7.6%, which more closely approximates material cost increases.

Year over year, manufactured housing industry shipments for calendar 2006 were down 19.7% to 117,371, a 45-year low. Our unit volume for the similar period declined 36.3% with single-section sales off by 55.7% and multi-section homes down 26.2%. Our overall market share, based on wholesale shipments for the 2006 calendar year, fell to 12.9% from 16.3% in calendar year 2005. The Group's market share for multi-section homes also fell from 16.5% to 13.7%, while its share of the single-section market declined from 15.8% to 10.9%. This loss of market share was principally attributed to the sale of company-owned stores in August 2005. Of the 125 stores that were sold, approximately half were subsequently closed or are no longer buying Fleetwood products. Additionally, sales to community and park operators were lower in fiscal 2007.

Despite substantial sales related to the impact of hurricanes in 2004 and 2005, the underlying manufactured housing market continued to be adversely affected by the limited availability of retail financing, as well as competition from conventional builders benefiting from low mortgage rates and more liberal financing. In addition, traditionally strong manufactured housing markets, such as California, Arizona, and parts of the Southeast, particularly Florida, developed weakness in calendar 2006.

Gross profit margins decreased from 21.7% to 19.3%, reflecting higher margins in the prior year associated with efficiencies from the production of 3,174 disaster relief units, aggressive pricing necessary to compete in a tightening market, higher labor costs from operating for partial weeks, and fixed manufacturing overheads being spread over fewer units.

Operating expenses declined $36.8 million or 24.3% to $114.6 million. The decrease was attributable to lower general and administrative expenses and a significant reduction in selling and warranty expenses as a result of decentralizing operations.

Other operating expenses decreased $4.1 million from the prior year. Current-year expenses include $2.8 million of impairment charges and $1.5 million of severance and restructuring costs, offset by $4.3 million in gains from the sale of idle facilities. Prior-year expenses included $1.6 million of impairment charges and $3.0 million of severance and restructuring costs, partially offset by $0.8 million of gains from sales of fixed assets.

Discontinued Operations:

In April 2008, the folding trailer division was designated as "held for sale" and the business was subsequently sold in May 2008. The results and financial position of the business have been classified as discontinued operations for all periods presented. The division had sales for fiscal 2007 of $88.6 million with a net loss of $9.6 million. The net loss included a $2.5 million deferred tax benefit related to the sale of the business. The net loss from operations in fiscal 2006 was $6.2 million.

In March 2005, we announced our intention to exit the manufactured housing retail and financial services businesses and most of these operations were sold by August 2005. The businesses are presented as discontinued operations in our financial statements. Losses from discontinued operations were $2.3 million in fiscal 2007 compared to a loss of $22.4 million in fiscal 2006. The fiscal 2007 loss consists of general and administrative costs associated with wind-down and closure activities.

Liquidity and Capital Resources

We use external funding sources, including the issuance of debt and equity instruments, to supplement working capital, fund capital expenditures, and meet internal cash flow requirements on an as-needed basis. Cash totaling $31.0 million was used by operating activities during fiscal 2008 compared to cash usage of $31.3 million for fiscal 2007. In fiscal 2008, the net income from continuing operations, adjusted for non-cash items but excluding the effects of changes in assets and liabilities during the year, used $9.5 million of cash. Changes in remaining working capital balances used $21.6 million in cash, primarily as a result of lower accounts payable, employee compensation and benefits, warranty reserves and other liabilities partially offset by lower receivables and inventories. In fiscal 2007, cash used by operations resulted primarily from a $78.0 million loss from continuing operations, partially offset by the effect of lower receivables.

Capital expenditures in fiscal 2008 totaled $6.0 million compared to $7.8 million in the prior year. Additionally, proceeds from the sale of idle facilities generated $59.7 million this year compared to $12.4 million last year.

Borrowings under our secured syndicated credit facility, led by Bank of America, N.A., as administrative agent, including the term loan, increased by $2.8 million in fiscal 2008. These borrowing arrangements are discussed in more detail below.

Net cash used by discontinued operations was $0.5 million compared to cash used of $8.5 million in the prior year. The cash used in both years related mostly to operations of the folding trailer business.

As a result of the above-mentioned changes, cash and cash equivalents, restricted cash and marketable investments increased by $23.8 million from $76.3 million as of April 29, 2007, to $100.1 million as of April 27, 2008.

Subsequent to fiscal year-end, we raised approximately $39 million from a public offering of common stock. Additionally, we sold our folding trailer subsidiary for $10.7 million and paid $10 million in final settlement of litigation with The Coleman Company, Inc. The settlement also resulted in the cancellation of an appeal bond, supported by a standby letter of credit for $18 million.

Credit Agreements:

In January 2007, the agreement governing Fleetwood's credit facility with a syndicate of lenders led by Bank of America, N.A., as administrative agent, was renewed and extended until July 31, 2010. The Company originally entered into the credit agreement in July 2001, and it has been amended on several occasions since. The new amended and restated agreement incorporated prior amendments and made additional changes, but continued to provide for a revolving credit facility, including a real estate sub-facility and a term loan.

Loan commitments for the revolving credit facility were $183.1 million as of April 27, 2008. Fleetwood's borrowing capacity, however, is governed by the amount of a borrowing base, consisting primarily of inventories and accounts receivable and a real estate sub-facility. Inventories and accounts receivable can fluctuate significantly and the borrowing base is revised weekly for changes in receivables and monthly for changes in inventory balances. Both the commitments to the term loan ($22 million) and real estate sub-facility ($15 million) have been reduced through quarterly amortization to net values of $18.1 million and $13.1 million, respectively, at the end of the current fiscal year. On the first day of each fiscal quarter, Fleetwood is required to repay $786,000 in principal on the term loan, and the ability to borrow under the real estate sub-facility is reduced by $375,000. Additionally, in May 2008, the term loan was reduced by a repayment of $3.7 million. The total facility commitment is subject to a $25 million seasonal uplift from December through April.

The facility includes restrictions regarding additional indebtedness, business operations, liens, guaranties, transfers and sales of assets, and transactions with subsidiaries or affiliates. The facility also contains customary events of default that would permit the lenders to accelerate repayment of borrowings under the amended facility if not cured within applicable grace periods, including the failure to make timely payments under the amended facility or other material indebtedness and the failure to meet certain covenants.

The combined aggregate short-term balance outstanding on the revolver and term loan was $7.3 million as of April 27, 2008 and $5.3 million as of April 29, 2007. An additional $14.9 million and $14.1 million of the term loan was included in long-term borrowings as of April 27, 2008 and April 29, 2007, respectively. At the end of the fiscal year, the borrowing base totaled $141.5 million. After consideration of the outstanding borrowings and standby letters of credit of $79.3 million, unused borrowing capacity (availability) was approximately $39.9 million. The revolving credit line and term loan bear interest, at Fleetwood's option, at variable rates based on either Bank of America's prime rate or one-, two- or three-month LIBOR.

Borrowings are secured by receivables, inventory, and certain other assets, primarily real estate, and are used for working capital and general corporate purposes. Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings and letters of credit of its wholly owned subsidiary, Fleetwood Holdings, Inc. Also, Fleetwood is subject to a springing financial performance covenant, but only if either (a) average daily liquidity, defined as cash, cash equivalents, and unused borrowing capacity, falls below a prescribed minimum level of $50 million in any calendar month, (b) liquidity falls below $25 million on any single day or (c) average daily availability is below $20 million in any month. During the fiscal year ended April 27, 2008, average monthly liquidity ranged from $59.9 million to $129.1 million, and Fleetwood remained above all of the minimum requirements.

In March 2008, the credit facility was further amended to establish a new springing financial performance covenant based on a fixed charge coverage ratio at levels that more closely approximated expectations of future operating results rather than earnings before interest, taxes, depreciation, and amortization. The amendment also increased the pledge of excess real estate collateral by approximately $3 million. Under the amended facility, real estate with an approximate appraised value of $79 million is pledged as security, which includes excess collateral of $28 million.

Convertible Senior Subordinated Debentures:

Holders of the 5% convertible senior subordinated debentures have the ability to require Fleetwood to repurchase the debentures, in whole or in part, on December 15, 2008, December 15, 2013 and December 15, 2018. The repurchase price is 100% of the principal amount of the debentures plus accrued and unpaid interest. Fleetwood may, at its option, elect to pay the repurchase price in cash, its common stock, or a combination of cash and its common stock. If Fleetwood elects to repay the purchase price in common stock, the number of shares of its common stock that it will deliver will be equal to the dollar amount being repurchased divided by 95% of the arithmetic average of the volume weighted average price of its common stock for each of the 20 trading days immediately preceding the repurchase date. Fleetwood has the option to redeem the debentures after December 15, 2008, in whole or in part, for cash, at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Dividends and Distributions:

On October 30, 2001, we announced that we would discontinue the payment of dividends. Our board of directors does not currently contemplate resuming the payment of dividends on our common stock. Additionally, we cannot declare or pay any dividends on our common stock if we are deferring distributions on the 6% convertible trust preferred securities. In April 2008, we elected to defer payment of the distributions on the convertible trust preferred securities, the terms of which provide for the option to defer distributions for up to 20 consecutive quarters.

Other:

In the opinion of management, some combination of existing cash resources, future cash flows from operations and from property dispositions, the issuance of common stock and/or other securities, available lines of credit, and potential real estate financings will be sufficient to satisfy our foreseeable cash requirements for the next 12 months, including any cash required to redeem all or a portion of the 5% convertible senior subordinated debentures in December and up to $10 million for capital expenditures in fiscal 2009, to be utilized primarily for enhancements to manufacturing facilities.

Contracts and Commitments

The table below shows our payment obligations for long-term debt, capital leases, operating leases, and purchase obligations for the next five years and beyond as of April 27, 2008. These obligations will materially affect our liquidity and cash flow in future periods.

Contractual Obligations	Payments Due By Period (Amounts in thousands) Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
5% convertible senior subordinated debentures(1)(2)	$ 103,187	$ 103,187	$ —	$ —	$ —
6% convertible subordinated debentures(1)(3)	339,926	9,075	18,150	18,150	294,551
Other long-term debt (excluding capital lease obligations)(1)	21,742	4,786	16,320	343	293
Capital lease obligations(1)	2,846	2,412	422	12	—
Operating leases(4)	15,752	4,795	5,134	3,028	2,795
Other long-term liabilities:					
Deferred compensation and non-qualified retirement plans(1)	31,218	4,452	5,038	3,438	18,290
Insurance reserves	47,346	12,508	34,838	—	—
Warranty	48,181	32,898	15,283	—	—
Total	$ 610,198	$ 174,113	$ 95,185	$ 24,971	$ 315,929

(1) The 5% convertible senior subordinated debentures, 6% convertible subordinated debentures, long-term debt obligations, capital lease obligations and deferred compensation and non-qualified retirement plans include both principal and interest commitments for the periods presented. The interest commitment on the deferred compensation is based on an estimated average of the prime rate of 7.33%. The interest commitment on our 5% convertible senior subordinated debentures, and our 6% convertible subordinated debentures, as well as other fixed-rate debt included in other long-term debt above, is based on stated rates. The interest commitment on the Bank of America term loan is based on the rate discussed in Note 11 to the audited financial statements included in this report.

(2) Holders of the $100 million aggregate principal amount of the 5% convertible senior subordinated debentures due in 2023, which are more fully described in Note 12 to the audited financial statements included in this report, have the ability, in whole or in part, to require us to repurchase these debentures as early as December 15, 2008, and the payment maturity above has been presented accordingly. We may, at our option, elect to pay the repurchase price in cash, common stock, or a combination thereof.

(3) Includes $8.9 million of an obligation that represents the purchase by us of the common shares of the underlying trust. Our net obligation to third parties is reduced by a similar amount.

(4) Some of our facilities are leased under terms that range from monthly to seven years. Also included in the above amounts are equipment leases. Management expects that in the normal course of business, leases will be renewed or replaced by other leases to support continuing operations.

We have not included liabilities for uncertain tax positions in the table of contractual obligations as we are unable to make a reasonable estimate of related cash payments, if any.

Off-Balance Sheet Arrangements

We describe our aggregate contingent repurchase obligation in Note 16 to the audited financial statements included in this report and under Critical Accounting Policies in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings of Fleetwood Holdings, Inc., which includes most of our wholly owned manufacturing subsidiaries. The borrowings of Fleetwood Holdings, Inc. are included in our consolidated financial statements.

We describe our lease guarantees in Note 15 to the audited financial statements included in this report.

New Accounting Pronouncements

GAAP Hierarchy

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Fleetwood does not expect the adoption of SFAS No. 162 to have a material effect on its results of operations and financial position.

Convertible Debt

In May 2008, the FASB issued Financial Statement Position (FSP) Accounting Principles Board (APB) 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by Fleetwood in the first quarter of fiscal 2010. Fleetwood is currently evaluating the potential impact, if any, of the adoption of FSP APB 14-1 on its results of operations and financial position.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51." SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and will be adopted by Fleetwood in the first quarter of fiscal 2010. Fleetwood does not expect the adoption of SFAS No. 160 to have a material effect on its results of operations and financial position.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood does not expect the adoption of SFAS No. 159 to have a material effect on its results of operations and financial position.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood does not expect the adoption of SFAS No. 157 to have a material effect on its results of operations and financial position.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. The incremental effect of adopting SFAS No. 158 on Fleetwood's financial statements at April 29, 2007 was not material. See Note 9 of the notes to the consolidated financial statements for further discussion of the effect of SFAS No. 158.

Split-Dollar Life Insurance Arrangements

In September 2006, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The scope of EITF No. 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. Fleetwood adopted EITF No. 06-4 early, in fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Income Taxes

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which supplements SFAS No. 109, "Accounting for Income Taxes," and is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109 by prescribing guidance for the recognition, de-recognition, and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 requires that any liability created for unrecognized tax benefits be disclosed. The application of FIN 48 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets.

On April 30, 2007, Fleetwood adopted the provisions of FIN 48. There was no material impact to Fleetwood of adopting FIN 48. As of the date of adoption, Fleetwood had accrued a $3.7 million liability for uncertain tax positions and $0.7 million for interest and penalties on uncertain tax provisions.

Life Insurance Policies

In March 2006, the FASB issued FSP No. FTB 85-4-1, "Accounting for Life Settlement Contracts by Third Party Investors." FSP FTB 85-4-1 provides for a contract-by-contract irrevocable election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the condensed consolidated statements of operations, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; however, no income is recognized until the death of the insured party. The guidance of FSP FTB 85-4-1 will be effective for fiscal years beginning after June 15, 2006. Fleetwood adopted FSP FTB 85-4-1 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

In September 2006, the EITF reached a conclusion on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, 'Accounting for Purchases of Life Insurance.'" The scope of EITF No. 06-5 consists of three separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of "key persons." The three issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. Fleetwood adopted EITF No. 06-5 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." Previously, Fleetwood accounted for share-based payments under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and disclosed share-based payment expense as if accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Fleetwood adopted SFAS No. 123R effective with the beginning of the first quarter of fiscal 2007, as discussed further in Note 2 and Note 17 to the financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on marketable investments, investments underlying a company-owned life insurance program (COLI), and variable rate debt under the secured credit facility. In addition, market-related changes to our 6% convertible trust preferred securities indirectly may impact the amount of the deferred tax valuation allowance, which currently depends on available tax strategies, including the unrealized gains on these securities. We do not currently use interest rate swaps, futures contracts or options on futures, or other types of derivative financial instruments.

The vast majority of our marketable investments are in institutional money market funds or fixed-rate securities with average original maturity dates of two weeks or less, minimizing the effect of interest rate fluctuations on their fair value.

With respect to the company-owned life insurance program, the underlying investments are subject to both interest rate risk and equity market risk.

For variable rate debt, changes in interest rates generally do not influence fair market value, but do affect future earnings and cash flows. Based upon the amount of variable-rate debt outstanding at the end of the year, and holding the variable-rate debt balance constant, each one percentage point increase in interest rates occurring on the first day of an annual period would result in an increase in interest expense of approximately $222,000. For both fixed-rate loans and debt, changes in interest rates generally affect the fair market value, but not earnings or cash flows. Currently, the effects of such changes on our financial statements are not expected to be material.

We do not believe that future market equity or interest rate risks related to our marketable investments or debt obligations will have a material impact on our results.

Performance

The following graph summarizes the cumulative return* on our stock price compared to the S&P 600 Index and a group of our peers for the previous five years. There is no currently available published index of companies involved in the same businesses as ours. The peer group consists of the following companies: Cavalier Homes, Inc., Champion Enterprises, Inc., Coachmen Industries, Inc., Monaco Coach Corporation, National R.V. Holdings, Inc. (which has ceased to operate), Palm Harbor Homes, Inc., Skyline Corp., Thor Industries, Inc., and Winnebago Industries, Inc. The peer group contains the largest public companies in our industries, the performance of which investment analysts generally compare to our performance. None of these companies is truly comparable to us. Most are smaller, some are involved only in manufactured housing and others only in recreational vehicles and some own retail businesses and are vertically integrated. With respect to all companies in the peer group, we have weighted the returns of each company to reflect relative stock market capitalization at the beginning of the period.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Fleetwood Enterprises, Inc., The S&P Smallcap 600 Index
And A Peer Group



DOLLARS
350
300
250
200
150
100
50
0
4/27/03
4/25/04
4/24/05
4/30/06
4/29/07
4/27/08
FLEETWOOD ENTERPRISES, INC.
S & P SMALLCAP 600
PEER GROUP

* $100 invested on 4/27/03 in stock or 4/30/03 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

	4/27/03	4/25/04	4/24/05	4/30/06	4/29/07	4/27/08
Fleetwood Enterprises, Inc.	100.00	313.65	163.45	188.76	173.29	75.10
S&P Smallcap 600	100.00	139.94	154.54	203.05	218.58	198.81
Peer Group	100.00	203.44	170.41	229.83	199.37	133.76

FLEETWOOD ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE FOR THE YEAR ENDED APRIL 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Fleetwood Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Fleetwood Enterprises, Inc. as of April 27, 2008 and April 29, 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended April 27, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fleetwood Enterprises, Inc. at April 27, 2008 and April 29, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 27, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fleetwood Enterprises, Inc.'s internal control over financial reporting as of April 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 8, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
July 8, 2008

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Years Ended April		
	2008	2007	2006
Net sales:			
RV Group	$ 1,163,041	$ 1,400,886	$ 1,578,132
Housing Group	496,939	518,461	795,877
Intercompany sales	—	—	(25,627)
	1,659,980	1,919,347	2,348,382
Cost of products sold	1,410,133	1,654,370	1,936,860
Gross profit	249,847	264,977	411,522
Operating expenses	262,474	310,269	369,781
Other operating (income) expense, net	(30,460)	12,487	6,021
	232,014	322,756	375,802
Operating income (loss)	17,833	(57,779)	35,720
Other income (expense):			
Investment income	4,459	5,902	5,437
Interest expense	(23,010)	(25,557)	(29,662)
Other, net	—	18,530	—
	(18,551)	(1,125)	(24,225)
Income (loss) from continuing operations before income taxes	(718)	(58,904)	11,495
Benefit (provision) for income taxes	3,637	(19,109)	(11,345)
Income (loss) from continuing operations	2,919	(78,013)	150
Loss from discontinued operations, net	(3,932)	(11,948)	(28,587)
Net loss	$ (1,013)	$ (89,961)	$ (28,437)

	2008 Basic	2008 Diluted	2007 Basic	2007 Diluted	2006 Basic	2006 Diluted
Net income (loss) per common share:						
Income (loss) from continuing operations	$ .05	$ .05	$ (1.22)	$ (1.22)	$ —	$ —
Loss from discontinued operations	(.07)	(.07)	(.19)	(.19)	(.48)	(.47)
Net loss per common share	$ (.02)	$ (.02)	$ (1.41)	$ (1.41)	$ (.48)	$ (.47)
Weighted average common shares	64,228	64,511	63,964	63,964	59,506	60,182

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	April 27, 2008	April 29, 2007
ASSETS		
Cash and cash equivalents	$ 58,262	$ 52,127
Restricted cash (note 1)	16,790	—
Marketable investments	25,087	24,161
Receivables	102,421	118,334
Inventories	139,813	162,944
Deferred taxes	10,374	11,758
Assets of discontinued operations	22,021	31,408
Other current assets	7,815	10,107
Total current assets	382,583	410,839
Property, plant and equipment, net	146,573	185,454
Deferred taxes	46,348	42,577
Cash value of company-owned life insurance	13,125	22,956
Other assets	36,942	41,345
Total assets	$ 625,571	$ 703,171
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 27,701	$ 49,625
Employee compensation and benefits	32,253	47,018
Product warranty reserves	32,898	42,222
Insurance reserves	12,508	18,629
Accrued interest	5,232	7,526
Liabilities of discontinued operations	21,037	29,486
Short-term borrowings	9,568	7,314
5% convertible senior subordinated debentures	100,000	—
Other current liabilities	33,690	44,826
Total current liabilities	274,887	246,646
Deferred compensation and retirement benefits	28,139	33,921
Product warranty reserves	15,283	21,259
Insurance reserves	34,838	34,560
5% convertible senior subordinated debentures	—	100,000
6% convertible subordinated debentures	160,142	160,142
Other long-term debt	16,145	17,508
Other non-current liabilities	9,869	3,128
Total liabilities	539,303	617,164
Commitments and contingencies		
Shareholders' equity (note 2):		
Preferred stock, $1 par value, authorized 10,000,000 shares, none outstanding	—	—
Common stock, $1 par value, authorized 150,000,000 shares, outstanding 64,257,000 shares at April 27, 2008, and 64,111,000 at April 29, 2007	64,257	64,111
Additional paid-in capital	499,042	493,174
Accumulated deficit	(476,207)	(475,194)
Accumulated other comprehensive income (loss)	(824)	3,916
	86,268	86,007
Total liabilities and shareholders' equity	$ 625,571	$ 703,171

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended April 2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income (loss) from continuing operations	$ 2,919	$ (78,013)	$ 150
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:			
Depreciation expense	17,995	21,525	21,911
Amortization of financing costs	1,543	3,549	1,476
Stock-based compensation expense	5,141	3,438	—
Gain on sale of property, plant and equipment	(32,487)	(4,325)	(475)
Foreign currency translation gain	(4,066)	—	—
Asset impairment	4,375	2,800	1,550
Gain on redemption of convertible trust preferred securities	—	(18,530)	—
Gain on investment securities transactions	(23)	(33)	(12)
Deferred taxes	(4,887)	14,721	5,707
Changes in assets and liabilities—			
Receivables	15,913	31,454	11,225
Inventories	23,131	5,076	56,377
Cash value of company-owned life insurance	7,269	6,982	7,008
Other assets	6,372	4,247	8,015
Accounts payable	(21,924)	(11,635)	(10,497)
Accrued interest	268	329	(45,249)
Employee compensation and benefits	(20,547)	(10,733)	(9,619)
Product warranty reserve	(15,300)	(1,259)	2,542
Other liabilities	(16,741)	(938)	(10,474)
Net cash provided by (used in) operating activities	(31,049)	(31,345)	39,635
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available-for-sale	(12,920)	(21,391)	(10,876)
Proceeds from sale of investment securities available-for-sale	11,683	20,306	5,763
Purchases of property, plant and equipment	(6,019)	(7,752)	(15,303)
Proceeds from sales of property, plant and equipment	59,699	12,398	3,908
Change in restricted cash	(16,790)	—	—
Net cash provided by (used in) investing activities	35,653	3,561	(16,508)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Common stock issued—private placement	—	—	66,048
Changes in short-term borrowings	1,984	(341)	(52,465)
Borrowings of long-term debt	3,928	—	22,000
Payments made on long-term debt	(5,021)	(5,512)	(4,467)
Redemption of convertible subordinated debentures	—	(30,385)	—
Proceeds from exercise of stock options	873	1,063	5,911
Net cash provided by (used in) financing activities	1,764	(35,175)	37,027
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Net cash used in operating activities	(457)	(8,033)	(33,219)
Net cash provided by (used in) investing activities	(37)	(490)	144,506
Net cash used in financing activities	—	—	(78,100)
Net cash provided by (used in) discontinued operations	(494)	(8,523)	33,187
Foreign currency translation adjustment	261	469	1,951
Net change in cash	6,135	(71,013)	95,292
Cash and cash equivalents at beginning of year	52,127	123,140	27,848
Cash and cash equivalents at end of year	$ 58,262	$ 52,127	$ 123,140

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Number of Shares	Amount				
BALANCE APRIL 24, 2005	56,043	$ 56,043	$ 424,782	$ (356,796)	$ 1,427	$ 125,456
Comprehensive loss:						
Net loss	—	—	—	(28,437)	—	(28,437)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	1,951	1,951
Investment securities, net of taxes	—	—	—	—	16	16
Comprehensive loss						(26,470)
Common stock issued—private placement	7,000	7,000	59,048	—	—	66,048
Stock options exercised	835	835	5,076	—	—	5,911
BALANCE APRIL 30, 2006	63,878	63,878	488,906	(385,233)	3,394	170,945
Comprehensive loss:						
Net loss	—	—	—	(89,961)	—	(89,961)
Other comprehensive income:						
Defined benefit transition adjustment	—	—	—	—	(205)	(205)
Foreign currency translation	—	—	—	—	469	469
Investment securities	—	—	—	—	258	258
Comprehensive loss						(89,439)
Stock options exercised	233	233	830	—	—	1,063
Stock-based compensation expense	—	—	3,438	—	—	3,438
BALANCE APRIL 29, 2007	64,111	64,111	493,174	(475,194)	3,916	86,007
Comprehensive loss:						
Net loss	—	—	—	(1,013)	—	(1,013)
Other comprehensive income:						
Defined benefit liability adjustment	—	—	—	—	(560)	(560)
Foreign currency translation	—	—	—	—	(3,805)	(3,805)
Investment securities	—	—	—	—	(375)	(375)
Comprehensive loss						(5,753)
Stock options exercised	146	146	727	—	—	873
Stock-based compensation expense	—	—	5,141	—	—	5,141
BALANCE APRIL 27, 2008	64,257	$ 64,257	$ 499,042	$ (476,207)	$ (824)	$ 86,268

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fleetwood is a manufacturer of recreational vehicles and manufactured housing. In addition, Fleetwood operates three supply companies that provide components for the recreational vehicle and housing operations, while also generating third-party sales.

Fleetwood's business began in 1950 through the formation of a California corporation. The present company was incorporated in Delaware in 1977, and succeeded by merger to all the assets and liabilities of the predecessor company. Fleetwood conducts manufacturing activities in 14 states within the U.S., and to a much lesser extent in Mexico.

(1) Summary of Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of Fleetwood Enterprises, Inc. and its wholly owned subsidiaries. The term "Company" or "Fleetwood" used herein means Fleetwood Enterprises, Inc. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

Accounting period:

Fleetwood's fiscal year ends on the last Sunday in April. The year-end dates for the past three fiscal years were April 27, 2008, April 29, 2007, and April 30, 2006. Fiscal year 2006 included 53 weeks whereas fiscal years 2008 and 2007 were 52 weeks long.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification:

Certain amounts previously reported have been reclassified to conform with the fiscal 2008 presentation.

Revenue recognition:

Revenue is generally recorded when all of the following conditions have been met:

- an order for a product has been received from a dealer;
- written or verbal approval for payment has been received from the dealer's flooring institution;
- a common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer; and
- the product is removed from Fleetwood's property for delivery to the dealer.

Manufacturing sales are generally made for cash, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not sold on consignment, dealers do not have the right to return products, and dealers are responsible for interest charges from floorplan lenders. On average, we receive payments from floorplan lenders for products sold to independent dealers within about 15 days of the invoice date.

Amounts billed to dealers for delivery of products are recognized as revenue with the corresponding delivery expense charged to cost of products sold.

Dealer volume rebates and sales incentives:

Estimated costs related to dealer volume rebates and sales incentives are accrued as a reduction of revenue at the time products are sold.

Product warranty costs:

Fleetwood provides retail customers of its products with a one-year warranty covering defects in material or workmanship with longer warranties on certain structural components. Fleetwood records a liability based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold to customers, the average cost incurred to repair a unit, and a profile of the distribution of warranty expenditures over the warranty period. Product warranty costs are included in operating expenses.

Depreciation:

Depreciation is provided using the straight-line method based on the following estimated useful lives:

- Buildings and improvements—10-40 years
- Machinery and equipment—3-15 years

Depreciation expense includes the amortization of assets acquired under capital lease arrangements.

Research and development costs:

Fleetwood expenses research and development costs in the periods incurred. Expenditures for product research and development activities were $19.5 million in fiscal 2008, $21.2 million in fiscal 2007, and $23.5 million in fiscal 2006.

Income taxes:

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the statutory marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred asset or liability from period to period. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Cash and cash equivalents:

Cash and cash equivalents includes cash on hand, cash in banks, demand deposit accounts, money market funds, and readily marketable securities with original maturities of 90 days or less.

Restricted Cash:

Restricted cash consisted of proceeds from the sale of property that was designated as collateral for Fleetwood's secured credit facility. Following the perfection of liens on substitute collateral, all restrictions lapsed effective May 23, 2008, and the related cash balance was reclassified to "Cash and cash equivalents."

Marketable investments:

All marketable investments are classified as available-for-sale securities. Fleetwood does not hold investments classified as trading securities. Marketable investments classified as available-for-sale are reported on the consolidated balance sheet at their market value. The net unrealized gains or losses for these securities are reported, net of related taxes, as separate components of other comprehensive income (loss). Interest income from the securities portfolio is accrued as earned including the accretion of discounts and the amortization of premiums based on the original cost of each security. Realized gains or losses are recognized using the specific identification method.

Inventory valuation:

Inventories are valued at the lower of cost (first-in, first-out) or market. Manufacturing cost includes materials, labor, and manufacturing overhead.

Long-lived assets:

Fleetwood assesses the recoverability of its long-lived assets by determining whether their net book value can be recovered through projected cash flows over the remaining life. If projections indicate that the value of long-lived assets will not be recovered, an adjustment is made to reduce the asset to fair value based upon estimated cash flows over the life of the asset, including recoverability upon sale, where appropriate, or other estimates of fair value such as discounting future cash flows. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive, market, and economic conditions. Long-lived assets classified as held for sale, including assets in discontinued operations, are measured at the lower of their carrying amount or fair value less costs to sell. Fleetwood ceases to depreciate any long-lived assets classified as held for sale.

Discontinued operations:

Assets and liabilities expected to be sold or extinguished are presented separately on the consolidated balance sheets as assets or liabilities from discontinued operations. When components of Fleetwood are classified as held for sale, the results of operations of the components are presented separately in discontinued operations, net, for current and prior periods, with results reported in the period in which they occur.

Insurance reserves:

Insurance reserves primarily represent estimated liabilities for products liability and workers' compensation claims. Workers' compensation reserves mainly consist of estimated case reserves on known claims, as well as a factor for incurred but not reported claims. Products liability reserves also include both case reserves on known claims as well as estimated liabilities for claims that have not been reported. Products liability reserves include estimated amounts for unpaid claims and claim adjustment expenses, which are based on historical experience and independent actuarial calculations.

Foreign currency translation:

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars using exchange rates as of the balance sheet date. Revenues and expenses are translated at the average rates for the period with all related adjustments recorded in other comprehensive income (loss) as a separate component of shareholders' equity. For U.S. functional currency operations, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates as of the balance sheet date with resulting gains or losses included in the statement of operations. Non-monetary assets and liabilities, as well as revenues and expenses, are translated at rates of exchange in effect at the date of the transaction. Transactions denominated in a currency other than the functional currency of the operation are also recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions in fiscal years 2008, 2007 and 2006 were not material.

New accounting pronouncements:

GAAP Hierarchy

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Fleetwood does not expect the adoption of SFAS No. 162 to have a material effect on its results of operations and financial position.

Convertible Debt

In May 2008, the FASB issued Financial Statement Position (FSP) Accounting Principles Board (APB) 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by Fleetwood in the first quarter of fiscal 2010. Fleetwood is currently evaluating the potential impact, if any, of the adoption of FSP APB 14-1 on its results of operations and financial position.

Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51." SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and will be adopted by Fleetwood in the first quarter of fiscal 2010. Fleetwood does not expect the adoption of SFAS No. 160 to have a material effect on its results of operations and financial position.

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. The statement also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood does not expect the adoption of SFAS No. 159 to have a material effect on its results of operations and financial position.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for fiscal years beginning after November 15, 2007. Fleetwood does not expect the adoption of SFAS No. 157 to have a material effect on its results of operations and financial position.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements. The incremental effect of adopting SFAS No. 158 on Fleetwood's financial statements at April 29, 2007 was not material. See Note 9 of the notes to the consolidated financial statements for further discussion of the effect of SFAS No. 158.

Split-Dollar Life Insurance Arrangements

In September 2006, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The scope of EITF No. 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. Fleetwood adopted EITF No. 06-4 early, in fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Income Taxes

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which supplements SFAS No. 109, "Accounting for Income Taxes," and is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109 by prescribing guidance for the recognition, de-recognition, and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 requires that any liability created for unrecognized tax benefits be disclosed. The application of FIN 48 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets.

On April 30, 2007, Fleetwood adopted the provisions of FIN 48. There was no material impact to Fleetwood of adopting FIN 48. As of adoption, Fleetwood had accrued a $3.7 million liability for uncertain tax positions and $0.7 million for interest and penalties on uncertain tax positions.

Life Insurance Policies

In March 2006, the FASB issued FSP No. FTB 85-4-1, "Accounting for Life Settlement Contracts by Third Party Investors." FSP FTB 85-4-1 provides for a contract-by-contract irrevocable election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the condensed consolidated statements of operations, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized; however, no income is recognized until the death of the insured party. The guidance of FSP FTB 85-4-1 will be effective for fiscal years beginning after June 15, 2006. Fleetwood adopted FSP FTB 85-4-1 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

In September 2006, the EITF reached a conclusion on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, 'Accounting for Purchases of Life Insurance.'" The scope of EITF No. 06-5 consists of three separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of "key persons." The three issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. Fleetwood adopted EITF No. 06-5 as of the beginning of fiscal 2008, and its adoption did not have a material impact on Fleetwood's results of operations or financial position.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." Previously, Fleetwood accounted for share-based payments under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and disclosed share-based payment expense as if accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

Fleetwood adopted SFAS No. 123R effective with the beginning of the first quarter of fiscal 2007, as discussed further in Note 2 and Note 17 to the financial statements.

(2) Supplemental Financial Information

Earnings per share:

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The effect of stock options was anti-dilutive in fiscal 2007 and 2006, and the effect of convertible securities was anti-dilutive for all periods presented, and were, therefore, not considered when determining diluted net earnings (loss) per share.

The table below shows the calculation components of both basic and diluted net loss per share for each of the three fiscal years in the period ended April 27, 2008:

	2008	2007	2006
	(Amounts in thousands)		
Basic and diluted—			
Income (loss) from continuing operations	$ 2,919	$ (78,013)	$ 150
Loss from discontinued operations	(3,932)	(11,948)	(28,587)
Net loss	$ (1,013)	$ (89,961)	$ (28,437)
Weighted average shares outstanding used for basic income (loss) per share	64,228	63,964	59,506
Effect of dilutive employee stock options	270	N/A	676
Effect of restricted stock and restricted stock units	13	N/A	—
Weighted average shares outstanding used for diluted income (loss) per share	64,511	63,964	60,182

Anti-dilutive securities outstanding as of the fiscal years ended April 27, 2008, April 29, 2007, and April 30, 2006 were as follows:

	2008	2007	2006
	(Amounts in thousands)		
Options and warrants	4,859	4,484	3,145
Convertible subordinated debentures	3,104	3,104	4,131
Convertible senior subordinated debentures	8,503	8,503	8,503

Common stock reserved for future issuance at April 27, 2008 was 16,466 shares.

Equity offering:

On June 25, 2008, subsequent to fiscal year-end, Fleetwood closed an underwritten public offering of 12,000,000 shares of common stock at a price of $3.40 per share. Fleetwood also granted the underwriter a 30-day option to purchase up to 1,800,000 additional shares of common stock to cover over-allotments, if any. Fleetwood expects to use the net proceeds from the offering of approximately $39 million to repay a portion of its outstanding 5% convertible senior subordinated debentures and for general corporate purposes.

Stock-based incentive compensation:

Prior to May 1, 2006, in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Share-Based Payment—Transition and Disclosure," Fleetwood accounted for share-based payment using the intrinsic value method under APB No. 25, "Accounting for Stock Issued to Employees." Fleetwood granted stock options under its stock-based incentive compensation plan and its non-employee directors' plan with an exercise price no less than the fair market value of the underlying common shares on the date of grant. Vesting was generally based on three years of continuous service, and the options typically had a 10-year contractual term. In certain circumstances, such as a change of control or normal retirement (as defined by the plan), the plan provided for accelerated vesting. Under APB 25, no compensation cost was previously recognized for stock options granted under either plan.

Effective May 1, 2006, Fleetwood adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized since May 1, 2006, included (1) compensation cost for all share-based awards granted prior to, but not yet vested as of, May 1, 2006 based on the grant date fair value determined in accordance with SFAS No. 123, and (2) compensation cost for all share-based awards granted subsequent to May 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Results of prior periods have not been restated.

The fair value of each stock option granted under Fleetwood's equity incentive plans is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used are noted below. The expected volatility is based on both the implied and historical volatility of Fleetwood's stock. The expected term of options granted represents the period of time that the options granted are expected to be outstanding and is based on historical experience giving consideration for the contractual terms, vesting periods and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury rate with a term equal to the expected term of the option grants on the date of grant.

The following weighted-average assumptions were used for grants for the last three fiscal years:

	2008	2007	2006
Risk-free interest rates	2.73%	4.68%	4.35%
Expected dividend yields	—	—	—
Expected lives (in years)	4.50	4.50	4.22
Expected volatility	53%	50%	44%

SFAS 123R requires forfeitures to be estimated at the time of grant and prospectively revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Subsequent to May 1, 2006, share-based payment expense was recorded net of estimated forfeitures only for those stock-based awards that were expected to vest. Previously under APB 25, to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

Prior to the adoption of SFAS No. 123R, Fleetwood determined the pro forma expense of stock-based compensation awarded to employees by amortizing the award over the normal vesting period, even if the employee was expected to be eligible for retirement during that period. The pro forma expense was then accelerated upon subsequent retirement of an employee. For awards that were unvested upon adoption of SFAS No. 123R, share-based compensation expense is amortized over the normal vesting period until retirement, at which point any remaining unrecognized expense is immediately recognized. For awards to eligible retirees made subsequent to the adoption of SFAS No. 123R, the related expense is recognized immediately for any portion of the award that would be subject to accelerated vesting upon retirement or that would continue to vest after retirement. For awards where the employee is expected to meet the years of service and age requirements for retirement eligibility prior to the stated vesting period, the related expense is recognized over the shorter service life during which the awards are earned.

If the fair value method under SFAS 123 had been applied in measuring share-based payment expense for the fiscal year ended April 30, 2006, the pro forma effect on net loss and net loss per share would have been as follows (in thousands, except per share amounts):

	2006
Net loss, as reported	$ (28,437)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,198)
Pro forma net loss	$ (31,635)
Basic loss per share, as reported	$ (.48)
Basic loss per share, pro forma	$ (.53)
Diluted loss per share, as reported	$ (.47)
Diluted loss per share, pro forma	$ (.53)

Investment income:

Investment income for fiscal years 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
	(Amounts in thousands)		
Interest income	$ 4,509	$ 5,940	$ 5,479
Gross realized gains on investments	24	37	12
Gross realized losses on investments	—	(4)	—
Investment management fees	(74)	(71)	(54)
	$ 4,459	$ 5,902	$ 5,437

Inventories:

Inventories at April 27, 2008 and April 29, 2007 consisted of the following:

	2008	2007
	(Amounts in thousands)	
Raw materials	$ 88,798	$ 97,876
Work in process	34,810	38,051
Finished goods	16,205	27,017
	$ 139,813	$ 162,944

Most of the materials purchased for Fleetwood's core products are commodity-type items and are readily available from multiple sources. However, several of Fleetwood's recreational vehicle components are specially tooled proprietary parts that are single sourced from national suppliers, although the tooling is owned by Fleetwood and could be relocated. Motor home chassis are only available from a limited number of suppliers and often need to be ordered well in advance of delivery. Spartan and Freightliner supply diesel-powered chassis, Workhorse Custom Chassis and Ford Motor Company are the dominant suppliers for the Class A and Class C gas chassis, and Chrysler supplies Class C diesel chassis. Shortages, production delays, or work stoppages by any of these suppliers could have a material adverse effect on our sales. If Fleetwood could not obtain an adequate chassis supply, its sales and earnings would suffer.

Warranty reserves:

Changes in Fleetwood's product warranty liability during the fiscal years ended April 27, 2008, April 29, 2007, and April 30, 2006 are as follows:

	2008	2007	2006
	(Amounts in thousands)		
Balance at beginning of year	$ 63,481	$ 64,740	$ 62,198
Warranties issued and changes in the estimated liability during the period	50,992	69,655	82,216
Settlements made during the period	(66,292)	(70,914)	(79,674)
Balance at end of year	$ 48,181	$ 63,481	$ 64,740

Consolidated insurance subsidiary:

The insurance subsidiary was formed primarily for the purpose of insuring products liability risks and, to a lesser extent, workers' compensation risks of the parent company and its subsidiaries. Condensed financial information as of and for the fiscal years ended April 27, 2008, April 29, 2007, and April 30, 2006, for this subsidiary, excluding intercompany eliminations, is as follows:

	2008	2007	2006
	(Amounts in thousands)		
Insurance subsidiary:			
Cash and investments	$ 26,567	$ 23,829	$ 22,920
Other assets	8,481	12,595	15,406
Reserves for losses	27,136	27,649	32,039
Other liabilities	2,942	4,951	3,562
Net premiums	6,247	6,380	6,353
Underwriting gain (loss)	(1,695)	3,792	83
Investment income	1,223	1,279	767

Other current liabilities:

Other current liabilities as of April 27, 2008 and April 29, 2007, consist of the following:

	2008	2007
	(Amounts in thousands)	
Incentive programs	$ 20,226	$ 27,788
Other	13,464	17,038
	$ 33,690	$ 44,826

Accumulated other comprehensive income (loss):

The following reflects the balances and activity, net of income taxes, for the components of accumulated other comprehensive income (loss) for the periods:

	Benefit Plans	Foreign Currency Items	Unrealized Gains (Losses) on Securities	Accumulated Other Comprehensive Income (Loss)
	(Amounts in thousands)			
Balance April 24, 2005	$ —	$ 1,385	$ 42	$ 1,427
Foreign currency translation adjustment		1,951	—	1,951
Unrealized holding gains	—	—	59	59
Reclassification adjustment for gains included in net income, net of income taxes	—	—	(43)	(43)
Net change	—	1,951	16	1,967
Balance April 30, 2006	—	3,336	58	3,394
Foreign currency translation adjustment	—	469	—	469
Defined benefit transition adjustment	(205)	—	—	(205)
Unrealized holding gains	—	—	291	291
Reclassification adjustment for gains included in net income, net of income taxes	—	—	(33)	(33)
Net change	(205)	469	258	522
Balance April 29, 2007	(205)	3,805	316	3,916
Foreign currency translation adjustment	—	(3,805)	—	(3,805)
Defined benefit transition adjustment	(560)	—	—	(560)
Unrealized holding gains	—	—	(351)	(351)
Reclassification adjustment for gains included in net income, net of income taxes	—	—	(24)	(24)
Net change	(560)	(3,805)	(375)	(4,740)
Balance April 27, 2008	$ (765)	$ —	$ (59)	$ (824)

Comprehensive income (loss):

Comprehensive income (loss) includes all revenues, expenses, gains, and losses that affect the capital of the Company aside from issuing or retiring shares of stock. Net income (loss) is one component of comprehensive income (loss). Based on the Company's current activities, the only other components of comprehensive income (loss) are changes in the unrealized gains or losses on marketable securities and unrealized actuarial gains and losses relating to defined benefit plans.

The difference between net loss and total comprehensive loss is shown below (amounts in thousands):

	2008	2007	2006
Net loss	$ (1,013)	$ (89,961)	$ (28,437)
Foreign currency translation	(3,805)	469	1,951
Investment securities	(375)	258	16
Defined benefit liability adjustment	(560)	(205)	—
Comprehensive loss	$ (5,753)	$ (89,439)	$ (26,470)

During the third quarter of fiscal 2008, the Company successfully completed an asset sale of its former Canadian travel trailer subsidiary. The sale included the idle facilities, manufacturing equipment, raw materials, and certain intellectual property. The asset sale was deemed to be a substantial liquidation as defined in SFAS No. 52, "Foreign Currency Translation." Therefore, the accumulated translation gain related to the Canadian subsidiary of approximately $4.1 million was recorded as a component of the gain on sale and included in other operating (income) expense in the consolidated statements of operations.

Supplemental cash flow disclosures:

Supplemental cash flow disclosures for each of the three fiscal years in the period ended April 27, 2008 are as follows:

	2008	2007	2006
	(Amounts in thousands)		
Interest paid	$ 26,282	$ 21,345	$ 71,937
Income taxes paid	$ 1,578	$ 2,464	$ 2,771

(3) Industry Segment Information

Fleetwood conducts operations principally in two industries, recreational vehicles and manufactured housing. Fleetwood is organized into three segments: the RV Group, the Housing Group, and Corporate.

The RV Group, which consists of the motor home, travel trailer and RV supply divisions, is primarily a manufacturer of recreational vehicles, with the preponderance of its products being sold to a network of independent dealers. The Housing Group primarily produces factory-built homes, selling products to independent dealers, developers, or contractors. Identifiable assets exclude assets from discontinued operations in the amount of $22.0 million, $31.4 million and $28.9 million for fiscal years 2008, 2007, and 2006, respectively. The operations of Fleetwood's wholly owned insurance subsidiary have been included in the Corporate segment because the impact on consolidated operating income is not material. Intercompany sales and profits have been eliminated from the reported segment information.

Operating income (loss) is total revenues less cost of sales, operating expenses, and other operating expenses, net. The adjustments and eliminations include elimination of intercompany profits on inventories held by the former housing retail business. None of the following items have been included in the computation of operating income (loss) for the individual operating segments: certain corporate expenses, non-operating income and expenses, and income taxes. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of cash, investments, deferred tax benefits, cash value of company-owned life insurance, other assets, and some idle facilities. Information with respect to industry segments as of April 27, 2008, April 29, 2007, and April 30, 2006, and for each of the years then ended is set forth as follows:

	RV Group	Housing Group	Corporate and Other	Adjustments and Eliminations	Total
	(Amounts in thousands)				
2008					
Operating revenues	$ 1,163,041	$ 496,939	$ —	$ —	$ 1,659,980
Operating income	$ 3,000	$ 8,608	$ 6,225	$ —	$ 17,833
Identifiable assets	$ 266,592	$ 117,929	$ 219,029	$ —	$ 603,550
Depreciation	7,786	5,257	4,952	—	17,995
Amortization of financing costs	—	—	1,543	—	1,543
Capital expenditures	2,927	2,014	1,078	—	6,019
2007					
Operating revenues	$ 1,400,886	$ 518,461	$ —	$ —	$ 1,919,347
Operating loss	$ (51,581)	$ (2,557)	$ (3,641)	$ —	$ (57,779)
Identifiable assets	$ 321,492	$ 136,791	$ 213,480	$ —	$ 671,763
Depreciation	8,762	6,649	6,114	—	21,525
Amortization of financing costs	—	—	3,549	—	3,549
Capital expenditures	4,212	2,726	814	—	7,752
2006					
Operating revenues	$ 1,578,132	$ 795,877	$ —	$ (25,627)	$ 2,348,382
Operating income (loss)	$ 8,662	$ 38,831	$ (10,509)	$ (1,264)	$ 35,720
Identifiable assets	$ 347,924	$ 166,649	$ 318,587	$ —	$ 833,160
Depreciation	8,270	7,011	6,630	—	21,911
Amortization of financing costs	—	—	1,476	—	1,476
Capital expenditures	7,813	5,167	2,323	—	15,303

(4) Other Operating (Income) Expense, net

Other operating (income) expense, net, includes gains on sale of fixed assets, net, write-down of impaired assets, and restructuring and severance costs for fiscal years 2008, 2007 and 2006 as follows:

	2008	2007	2006
	(Amounts in thousands)		
Gains on sales of fixed assets, net	$ (36,526)	$ (4,325)	$ (475)
Write-down of impaired assets	4,375	2,800	1,550
Restructuring and severance costs	1,691	14,012	4,946
	$ (30,460)	$ 12,487	$ 6,021

Gains on sales of fixed assets, net:

The gains on sales of fixed assets, net, resulted primarily from the sale of land and buildings, as well as recognition of the accumulated foreign currency translation gains upon the substantial liquidation of the Company's Canadian travel trailer operation. During fiscal 2008, 13 idle facilities with a carrying value of $18.8 million were sold. Additionally, on April 10, 2008, we completed the sale of the Company's corporate headquarters in Riverside, California, for a price of $23.5 million, net of expenses. The sale generated a gain of approximately $22 million, of which $15 million was recognized in the fourth quarter. The deferred gain is included in other current liabilities and other non-current liabilities, as appropriate. A portion of the property is subject to a seven-year lease and the remaining gain is being recognized ratably over the lease period. During fiscal 2007, six idle facilities with a carrying value of $5.8 million were sold. During fiscal 2006, four idle facilities with a carrying value of $2.4 million were sold, along with two parcels of land with an aggregate carrying value of $800,000.

Write-down of impaired assets:

In fiscal 2008, 2007 and 2006, Fleetwood determined that the net book value of certain closed manufactured housing facilities exceeded net realizable value. In fiscal 2008, 2007 and 2006, the write-down of assets related to one, one and three idle manufacturing facilities, respectively. Net realizable values were determined based on estimated recoverability upon sale, where appropriate, or other estimates of future cash flows.

Restructuring and severance costs:

Restructuring and severance costs are related to reductions in personnel and plant closures.

(5) Marketable Investments

Excess cash balances are invested primarily in short-term, exchange-traded debt instruments. Investments generally consist of non-equity type investments stated at market value.

The following is a summary of investment securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Amounts in thousands)			
April 27, 2008				
Available-for-Sale Securities:				
U.S. corporate equity securities	$ 301	$ 161	$ —	$ 462
U.S. corporate debt securities	10,164	185	(88)	10,261
Foreign corporate debt securities	14,682	—	(318)	14,364
	$ 25,147	$ 346	$ (406)	$ 25,087
April 29, 2007				
Available-for-Sale Securities:				
U.S. corporate equity securities	$ 301	$ 247	$ —	$ 548
U.S. corporate debt securities	10,952	—	—	10,952
Foreign corporate debt securities	12,592	71	(2)	12,661
	$ 23,845	$ 318	$ (2)	$ 24,161

By contractual maturity, all marketable debt investments at April 27, 2008 are due in one year or less; as such, all unrealized losses noted above occurred within the past 12 months. Given the short-term maturity of the investment securities and their related investment rating, none of the above securities were deemed to have an other-than-temporary impairment.

(6) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. Fleetwood is required to record a valuation allowance to reduce its net deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for a valuation allowance, Fleetwood historically had considered all positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income, and recent financial performance. Since Fleetwood has had cumulative losses in recent years, the accounting guidance suggests that Fleetwood should not look to future earnings to support the realizability of the net deferred tax asset. As a result, management concluded that a partial valuation allowance against the deferred tax asset was appropriate. In fiscal 2008, the deferred tax asset was increased by $2.4 million to $56.7 million. The book value of the net deferred tax asset is supported by the availability of various tax strategies which, if executed, are expected to generate sufficient taxable income to realize the recorded asset. Fleetwood has periodically assessed the realizability of its net deferred tax asset and has made adjustments as necessary, generally to give effect to changes in the amount of available tax planning strategies. We continue to believe that the combination of all positive and negative factors will enable us to realize the full value of the net deferred tax assets; however, it is possible that the extent and availability of tax-planning strategies will change over time and impact this evaluation. If, after future assessments of the realizability of our deferred tax asset, we determine an adjustment is required, we would record the provision or benefit in the period of such determination.

The benefit (provision) for income taxes on continuing operations for the last three fiscal years is summarized below:

	2008	2007	2006
	(Amounts in thousands)		
Current:			
U.S. Federal	$ 180	$ —	$ (1,035)
Foreign	(250)	1,021	198
State	(665)	(2,909)	(4,801)
	(735)	(1,888)	(5,638)
Deferred, principally Federal:			
Deferred tax valuation allowance	5,307	(39,555)	(4,744)
Tax loss carryforward	2,583	25,971	1,849
Insurance reserves	330	(656)	1,013
Deferred compensation and benefits	(2,990)	(1,819)	(3,354)
Product warranty reserves	(4,586)	(222)	991
Dealer volume rebates	(667)	(255)	946
Depreciation	(949)	62	227
Restructuring accruals	584	(457)	(6,182)
Other financial accruals	4,760	(290)	3,547
	4,372	(17,221)	(5,707)
	$ 3,637	$ (19,109)	$ (11,345)

The benefit (provision) for income taxes from continuing operations and discontinued operations is as follows:

	2008	2007	2006
	(Amounts in thousands)		
Continuing operations	$ 3,637	$ (19,109)	$ (11,345)
Discontinued operations	(2,500)	2,500	—
Benefit (provision) for income taxes	$ 1,137	$ (16,609)	$ (11,345)

The benefit (provision) for income taxes on continuing operations computed by applying the Federal statutory rate to income (loss) before taxes is reconciled to the actual benefit (provision) for the last three fiscal years as follows:

	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
			(Amounts in thousands)			
Income (loss) from continuing operations before benefit (provision) for income taxes:						
U.S. Federal	$ 3,091	(430.5)%	$ (45,306)	76.9 %	$ 13,401	116.6 %
Foreign	(3,809)	530.5	(13,598)	23.1	(1,906)	(16.6)
	$ (718)	100.0 %	$ (58,904)	100.0 %	$ 11,495	100.0 %
Computed statutory tax	$ 251	35.0 %	$ 20,616	35.0 %	$ (4,023)	(35.0)%
Valuation allowance	5,307	739.1	(39,555)	(67.2)	(4,744)	(41.3)
Foreign taxes, net	(250)	(34.8)	1,021	1.8	469	4.1
State income taxes, net	(665)	(92.6)	(2,909)	(4.9)	(4,801)	(41.8)
Other items, net	(1,006)	(140.2)	1,718	2.9	1,754	15.3
	$ 3,637	506.5 %	$ (19,109)	(32.4)%	$ (11,345)	(98.7)%

The components of Fleetwood's deferred tax assets at April 27, 2008 and April 29, 2007 were as follows:

	2008	2007
	(Amounts in thousands)	
Tax loss carryforward	$ 130,363	$ 127,780
Insurance reserves	19,109	18,779
Deferred compensation and benefits	14,708	17,698
Product warranty reserves	17,072	21,658
Dealer volume rebates	1,971	2,638
Property, plant and equipment	4,078	5,027
Restructuring accruals	5,286	4,702
Other financial accruals	15,281	10,521
	207,868	208,803
Valuation allowance	(151,146)	(154,468)
	$ 56,722	$ 54,335

At April 27, 2008, Fleetwood had a domestic Federal net operating loss carryforward of approximately $375 million and a foreign net operating loss carryforward of $3.4 million. The Federal and foreign net operating loss carryforwards begin to expire in 2023 and 2017, respectively. In addition, Fleetwood has related state net operating loss carryforwards of $178.1 million with varying expiration dates. Companies are subject to a change of ownership test, as defined by applicable tax code, that, if met, would limit the annual utilization of net operating loss carryforwards. Fleetwood monitors this calculation and, at April 27, 2008, has not had a change of ownership as defined by the code. Although not included in the components of deferred taxes above, $13.3 million of Fleetwood's Federal net operating loss carryforward relates to tax deductions from the exercise of non-qualified stock options. Upon future realization of these deductions, approximately $5.2 million will be recognized directly to shareholders' equity as additional paid-in capital.

On April 30, 2007, the Company adopted the provisions of FIN 48. There was no material impact to the Company of adopting FIN 48. As of the date of adoption, the Company had accrued a $3.7 million liability for uncertain tax positions and $0.7 million for interest and penalties on uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in millions):

Unrecognized tax benefits, April 30, 2007	$ 3.7
Increase in prior-period tax positions	8.4
Decrease in prior-period tax positions	(0.3)
Current year tax positions	—
Settlements	(0.2)
Lapse of statute of limitations	—
Unrecognized tax benefits, April 27, 2008	$ 11.6

Of the $11.6 million of unrecognized tax benefits, $3.3 million, if recognized, would favorably affect the Company's effective tax rate.

The Company recognizes interest and penalties, as applicable, related to uncertain tax positions in the provision for income taxes. As of April 27, 2008, the Company has accrued additional $1.1 million of interest and penalties related to uncertain tax positions.

The Company strives to resolve open matters with each tax authority at the examination level and could reach agreement with a tax authority at any time. While the Company has accrued for amounts it believes are the probable outcomes, the final outcome with a tax authority may result in a tax liability that is more or less than that reflected in the consolidated financial statements. Furthermore, the Company may later decide to challenge any assessments, if made, and may exercise its right to appeal. The unrecognized tax positions are reviewed quarterly and adjusted as events occur that affect potential liabilities for additional taxes, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, negotiations between tax authorities, identification of new issues, and issuance of new legislation, regulations, or case law. Management believes that adequate amounts of tax and related interest have been provided for any adjustments that may result from these uncertain tax positions.

As a result of audits, the total liability for unrecognized tax benefits may change within the next 12 months due to either settlement of audits or expiration of statutes of limitations. Quantification of those potential changes cannot be estimated at this time. At April 27, 2008, the Company has concluded all United States federal and state income tax matters for years through 2002.

(7) Property, Plant, and Equipment, net

Property, plant, and equipment is stated at cost, net of accumulated depreciation, and consists of the following as of April 27, 2008 and April 29, 2007:

	2008	2007
	(Amounts in thousands)	
Land	$ 13,479	$ 16,777
Buildings and improvements	234,472	295,083
Machinery and equipment	141,683	151,677
	389,634	463,537
Less accumulated depreciation	(243,061)	(278,083)
	$ 146,573	$ 185,454

Idle facilities include closed plants and certain other properties that are not in current use by Fleetwood. There were 13 idle plant facilities at the end of fiscal 2008 and 21 at the end of fiscal 2007. Of the current 13 idle facilities, one recreational vehicle facility and three housing facilities are designated as held for sale and have a net book value of $9.4 million. Of the idle facilities as of April 29, 2007, five recreational vehicle facilities and one housing facility were designated as held for sale and had a combined net book value of $6.1 million. During fiscal 2008, five facilities were idled, one facility was reactivated, and 12 idle facilities were sold.

The carrying value of idle facilities, including those designated as held for sale, was $23.9 million at April 27, 2008 and $35.2 million at April 29, 2007, net of accumulated depreciation of $26.8 million and $37.8 million, respectively. In the opinion of management, the carrying values of idle facilities are not in excess of their net realizable values.

(8) Retirement and Deferred Compensation Plans

Fleetwood has qualified defined contribution (DC) retirement plans covering most employees. There are no prior service costs associated with these plans. Fleetwood follows the policy of funding qualified retirement plan contributions as earned. Fleetwood also has maintained two non-qualified plans to accrue retirement benefits subject to Internal Revenue Code limitations. During fiscal 2003, Fleetwood terminated three DC plans that covered the majority of its employees: a 401(k) plan that previously included the employees at Fleetwood Retail Corp., a money purchase plan for workers at the manufacturing subsidiaries and a profit-sharing plan for employees at Fleetwood's headquarters. All assets and participant accounts associated with the terminated plans were transferred to a single 401(k) plan, with no loss of benefits. In addition, Fleetwood established a non-qualified Deferred Compensation Alternative (DCA) plan that serves as a supplementary retirement vehicle for after-tax contributions in excess of IRS limitations on pre-tax contributions. The costs associated with these retirement plans are summarized as follows:

	Qualified DC Plans	Non-Qualified Plans	Total
		(Amounts in thousands)	
2008	$ 7,492	$ 2,009	$ 9,501
2007	11,030	4,588	15,618
2006	13,356	3,296	16,652

In addition to the two non-qualified retirement plans, Fleetwood has provided a non-qualified deferred compensation plan that has allowed for the voluntary deferral of a portion of managers' compensation. With the exception of the DCA plan, where returns are dictated by a portfolio of investments selected by the individual, participant balances in the various non-qualified plans are credited with interest at a rate set at the discretion of Fleetwood. For the three years ended April 2008, this interest rate was the prime rate as published by a major U.S. bank. To enhance security for the benefits payable under these plans, excluding the DCA plan, Fleetwood has established a "Rabbi Trust," funded with company-owned life insurance (COLI) policies on the lives of participants. The assets of the trust are not generally available to Fleetwood or its creditors, except to pay benefits or in the event of Fleetwood's insolvency. No premium payments were made in the last three fiscal years. In fiscal 2008 and 2007, respectively, $4.8 million and $6.4 million were borrowed from the trust in the form of policy loans to pay participant benefits. The liability for benefits accrued under the non-qualified plans at the end of fiscal 2008 and 2007 totaled $22.5 million and $28.2 million, respectively. The cash values of the related trust assets reflected in the accompanying balance sheets were $13.1 million and $23.0 million, respectively, at those same dates.

In response to Federal legislation that created Internal Revenue Code Section 409A, effective as of January 1, 2005, Fleetwood amended the two non-qualified retirement plans along with the non-qualified deferred compensation plan to prohibit any further contributions or deferrals. By virtue of this amendment, these plans will not be subject to rules established by the new law, relating primarily to the distribution of participant balances. In addition, on the same date, Fleetwood established a new 2005 Deferred Compensation Plan, primarily to accommodate retirement profit-sharing contributions in excess of IRS limitations. All contributions to the new plan are subject to the provisions of the new legislation. In conjunction with some cost-reduction measures taken by Fleetwood, all profit-sharing contributions, including any excess contributions to this plan, were suspended effective January 1, 2007.

(9) Postretirement Healthcare Benefits

Fleetwood provides healthcare benefits to certain retired employees from retirement age to when they become eligible for Medicare coverage or reach age 65, whichever is sooner. Employees initially become eligible for benefits after meeting certain age and service requirements. The cost of providing retiree healthcare benefits is actuarially determined and accrued over the service period of the active employee group.

On April 29, 2007, Fleetwood adopted the recognition and disclosure provisions of SFAS No. 158, which required Fleetwood to recognize the funded status of its employee defined benefit plans beginning in the April 29, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment at adoption represents the net unamortized actuarial losses and unrecognized prior service costs, which were previously netted against the plans' funded status in Fleetwood's consolidated balance sheet pursuant to the provisions of SFAS No. 106. These amounts will be subsequently recognized as net periodic postretirement benefit cost pursuant to Fleetwood's historical accounting policy for amortizing such amounts. Actuarial gains and losses that arise in subsequent periods that are not recognized as net periodic postretirement benefit cost in the same periods will be recognized as a component of other comprehensive income. Those costs will be subsequently recognized as a component of net periodic postretirement benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at the adoption of SFAS No. 158.

The adoption of SFAS No. 158 had no effect on Fleetwood's consolidated statement of income for the year ended April 27, 2008, or for any prior period presented. The primary effect of adoption was a decrease to other comprehensive income of approximately $205,000 and a related increase to accrued postretirement benefits cost.

The components of the net periodic postretirement benefit cost are as follows:

	2008	2007	2006
	(Amounts in thousands)		
Service cost—benefits earned during the year	$ 191	$ 230	$ 568
Interest cost on projected benefit obligation	328	427	628
Recognized net actuarial loss	139	351	975
Amortization of unrecognized prior service cost	(588)	(588)	(701)
Net periodic postretirement benefit cost	$ 70	$ 420	$ 1,470

The changes in the benefit obligation and the unfunded status as of the measurement dates of April 27, 2008 and April 29, 2007 of the postretirement benefit plan are as follows:

	2008	2007
	(Amounts in thousands)	
Change in accumulated postretirement benefit obligation:		
Accumulated benefit obligation at beginning of year	$ 5,948	$ 7,433
Service cost	191	230
Interest cost	328	427
Actuarial gain	112	(1,710)
Net benefits paid	(663)	(432)
Accumulated benefit obligation at end of year	$ 5,916	$ 5,948
Funded status	$ (5,916)	$ (5,948)
Unrecognized net actuarial loss	1,775	1,802
Unrecognized prior service cost	(1,009)	(1,597)
Accrued postretirement benefits	$ (5,150)	$ (5,743)

The following table summarizes amounts recognized in shareholders' equity:

	April 27, 2008	April 29, 2007
	(Amounts in thousands)	
Prior service cost	$ (1,009)	$ (1,597)
Net actuarial loss	1,775	1,802
Total	$ 766	$ 205

To determine the amount of the benefit obligation, a discount rate of 6.25% and 5.75% was used in fiscal years 2008 and 2007, respectively, and the assumed healthcare cost trend rate was assumed to begin at 9.00% and reduce over eight years to an ultimate level of 5.00% per year. A 1.00% increase in the assumed healthcare cost trend rate would increase the total service cost and interest cost by $46,000 and the accumulated postretirement benefit obligation (APBO) by $396,000. A 1.00% decrease in the assumed healthcare cost trend rate would decrease the total service cost and interest cost by $42,000 and the APBO by $361,000.

Fleetwood funds postretirement healthcare benefits on a pay-as-you-go basis. Fleetwood expects to make cash payments of approximately $501,000 related to its postretirement healthcare plan in fiscal 2009.

The following benefit payments, which reflect future service as appropriate, are expected to be paid:

	Postretirement Healthcare Benefits
	(Amounts in thousands)
2009	$ 501
2010	547
2011	533
2012	555
2013-2018	3,852

(10) Discontinued Operations

On April 15, 2008, the folding trailer business was designated as held-for-sale and was subsequently sold on May 12, 2008. On March 30, 2005, Fleetwood announced plans to exit its manufactured housing retail and financial services businesses and completed the sale of the majority of the assets of these businesses by August 2005. The decision to exit these businesses was intended to stem losses and return to a traditional focus on core manufacturing operations.

Assets and liabilities expected to be sold or extinguished have been reclassified to current assets and liabilities from discontinued operations, respectively, and consist of the following:

	2008	2007
	(Amounts in thousands)	
Current assets from discontinued operations:		
Receivables	$ 6,175	$ 5,201
Inventories	8,904	11,966
Property, plant and equipment, net	5,857	6,775
Goodwill	—	6,316
Other assets	1,085	1,150
	22,021	31,408
Current liabilities from discontinued operations:		
Accounts payable	2,931	2,601
Employee compensation	2,387	3,748
Product warranty	3,430	5,698
Other current liabilities	12,289	17,439
	$ 21,037	$ 29,486

Operating results of these businesses, including impairment charges, are classified as discontinued operations for all periods presented. Discontinued operations, net for fiscal years 2008, 2007 and 2006, consist of the following:

	2008	2007	2006
	(Amounts in thousands)		
Sales	$ 76,633	$ 88,593	$ 177,595
Net income (loss) before charges:			
Retail	$ (600)	$ (1,649)	$ (16,695)
Financial services	(11)	(19)	(1,063)
Folding trailers	3,829	(9,637)	(6,215)
Gain on sale, impairment charges and termination costs:			
Gain on sale of insurance assets	—	—	2,417
Impairment of retail and finance services	—	(393)	(2,520)
Impairment of folding trailer operations	(7,150)	—	—
Severance and termination costs	—	—	(4,511)
Contract (lease) termination costs	—	(250)	—
Discontinued operations, net	$ (3,932)	$ (11,948)	$ (28,587)

As of year-end, a strong indication of market value of the folding trailer business was available based on advanced discussions with the buyer. These discussions culminated in the signing of a stock purchase agreement on April 28, 2008. An impairment of approximately $7.2 million was recorded to reduce the carrying value of the folding trailer business to its estimated market value. The impairment was primarily recorded against goodwill on the balance sheet and was included in the loss from discontinued operations.

Results include a deferred income tax provision of $2.5 million in fiscal 2008, a benefit of $2.5 million in fiscal 2007, and no tax provision in fiscal 2006.

Losses and other costs from discontinued operations in fiscal 2009 are not expected to be material.

(11) Other Short-Term Borrowings

Secured Credit Facility:

In January 2007, the agreement governing Fleetwood's credit facility with a syndicate of lenders led by Bank of America, N.A., as administrative agent, was renewed and extended until July 31, 2010. The Company originally entered into the credit agreement in July 2001, and it has been amended on several occasions since. The new amended and restated agreement incorporated prior amendments and made additional changes, but continued to provide for a revolving credit facility, including a real estate sub-facility, and a term loan.

Loan commitments for the revolving credit facility were $183.1 million as of April 27, 2008. Fleetwood's borrowing capacity, however, is governed by the amount of a borrowing base, consisting primarily of inventories and accounts receivable and a real estate sub-facility. Inventories and accounts receivable can fluctuate significantly and the borrowing base is revised weekly for changes in receivables and monthly for changes in inventory balances. Both the commitments to the term loan ($22 million) and real estate sub-facility ($15 million) have been reduced through quarterly amortization to net values of $18.1 million and $13.1 million, respectively, at the end of the current fiscal year. On the first day of each fiscal quarter, Fleetwood is required to repay $786,000 in principal on the term loan, and the ability to borrow under the real estate sub-facility is reduced by $375,000. Additionally, in May 2008, the term loan was reduced by a repayment of $3.7 million. The total facility commitment is subject to a $25 million seasonal uplift from December through April.

The facility includes restrictions regarding additional indebtedness, business operations, liens, guaranties, transfers and sales of assets, and transactions with subsidiaries or affiliates. The facility also contains customary events of default that would permit the lenders to accelerate repayment of borrowings under the amended facility if not cured within applicable grace periods, including the failure to make timely payments under the amended facility or other material indebtedness and the failure to meet certain covenants.

The combined aggregate short-term balance outstanding on the revolver and term loan was $7.3 million as of April 27, 2008 and $5.3 million as of April 29, 2007. An additional $14.9 million and $14.1 million of the term loan was included in long-term borrowings as of April 27, 2008 and April 29, 2007, respectively. At the end of the fiscal year, the borrowing base totaled $141.5 million. After consideration of outstanding borrowings and standby letters of credit of $79.3 million, unused borrowing capacity (availability) was approximately $39.9 million. The revolving credit line and term loan bear interest, at Fleetwood's option, at variable rates based on either Bank of America's prime rate or one-, two-, or three-month LIBOR.

Borrowings are secured by receivables, inventory and certain other assets, primarily real estate, and are used for working capital and general corporate purposes. Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings and letters of credit of its wholly owned subsidiary, Fleetwood Holdings, Inc. Also, Fleetwood is subject to a springing financial performance covenant, but only if either (a) average daily liquidity, defined as cash, cash equivalents, and unused borrowing capacity, falls below a prescribed minimum level of $50 million in any calendar month, (b) liquidity falls below $25 million on any single day, or (c) average daily availability is below $20 million in any month. During the fiscal year ended April 27, 2008, average monthly liquidity ranged from $59.9 million to $129.1 million, and Fleetwood remained above all of the minimum requirements.

In March 2008, the credit facility was further amended to establish a new springing financial performance covenant based on a fixed charge coverage ratio at levels that more closely approximated expectations of future operating results rather than earnings before interest, taxes, depreciation, and amortization. The amendment also increased the pledge of excess real estate collateral by approximately $3 million. Under the amended facility, real estate with an approximate appraised value of $79 million is pledged as security, which includes excess collateral of $28 million.

The weighted average interest rate on these short-term borrowings was 6.16%, 8.4% and 8.9% at the end of fiscal 2008, 2007 and 2006, respectively.

(12) Convertible Senior Subordinated Debentures

In December 2003, Fleetwood completed the sale of $100 million aggregate principal amount of 5% convertible senior subordinated debentures due in 2023. Interest on the debentures is payable semi-annually at the rate of 5.0%. The debentures are convertible, under certain circumstances, into Fleetwood's common stock at an initial conversion rate of 85.034 shares per $1,000 principal amount of debentures, equivalent to an initial conversion price of $11.76 per share of common stock.

Holders of the debentures have the ability to require Fleetwood to repurchase the debentures, in whole or in part, on December 15, 2008, December 15, 2013 and December 15, 2018. Beginning in the third quarter of fiscal 2008, the debentures were reclassified on the balance sheet from long-term to current liabilities. The repurchase price is 100% of the principal amount of the debentures plus accrued and unpaid interest. Fleetwood may, at its option, elect to pay the repurchase price in cash, its common stock or a combination of cash and its common stock. If Fleetwood elects to repay the purchase price in common stock, the number of shares of its common stock that it will deliver will be equal to the dollar amount being repurchased divided by 95% of the arithmetic average of the volume weighted average price of its common stock for each of the 20 trading days immediately preceding the repurchase date. Fleetwood has the option to redeem the debentures after December 15, 2008, in whole or in part, for cash, at a price equal to 100% of the principal amount plus accrued and unpaid interest. Subsequent to the end of fiscal 2004, the debentures and the common stock potentially issuable upon conversion of the debentures were registered for resale under the Securities Act of 1933.

(13) Convertible Subordinated Debentures

In 1998, a wholly owned Delaware business trust, Fleetwood Capital Trust (Trust I), issued optionally redeemable convertible trust preferred securities convertible into shares of Fleetwood's common stock. The proceeds from the sale of the securities and from the purchase by Fleetwood of the common shares of the business trust were tendered to Fleetwood in exchange for convertible subordinated debentures, the sole assets of the business trust. Under FIN 46R, "Consolidation of Variable Interest Entities," the business trusts were deemed to have no primary beneficiary and, although wholly owned by Fleetwood, were not to be consolidated. As a result, the convertible subordinated debentures, issued by Fleetwood, were presented as a long-term liability.

The transaction is more fully described below and the securities and amounts outstanding as of April 27, 2008, are summarized in the following table (dollar amounts in thousands, except per share data):

Series	Convertible Subordinated Debentures Outstanding	Number of Trust Preferred Securities Outstanding	Par Value Per Share	Aggregate Amount of Trust Preferred Securities Outstanding	Maturity	Interest Rate	Conversion Price
Trust I	$ 160,142	3,025,000	$ 50	$ 151,250	2028	6%	$48.72 or 1.02627 shares of common stock per share of Trust I Securities

Trust I initially completed a $287.5 million private placement of 5,750,000 shares of 6% convertible trust preferred securities due February 15, 2028 (Trust I Securities) with a liquidation value of $50 per security. The combined proceeds from the transaction and from the purchase by Fleetwood of the common shares of Trust I were tendered to Fleetwood in exchange for 6% convertible subordinated debentures due February 15, 2028 (Trust I Debentures) in the aggregate principal amount of $296.4 million. In a subsequent exchange offer, the number of Trust I Securities outstanding was reduced to 4,025,000 and the aggregate principal amount outstanding was reduced to $201,250,000. Fleetwood called the securities held by two additional trusts, including the securities that were issued in the exchange offer, for redemption and entered into a series of transactions that spanned our fiscal 2004 year end. As of June 4, 2004, all of the outstanding securities held by these additional trusts were redeemed for cash or were converted into common stock. Fleetwood also purchased and cancelled 1,000,000 shares or 24.8% of its previously outstanding 6% convertible trust preferred securities in July 2006. The transaction price of $31 per share represented a discount of approximately 39% from the par value of $50 per share, taking into account accrued and unpaid interest. Long-term debt was reduced by $50 million and Fleetwood recorded a pre-tax gain of approximately $18.5 million as other income in the first quarter of fiscal 2007. Subsequent to this purchase, the number of Trust I Securities outstanding was 3,025,000 and the aggregate principal amount outstanding was $151,250,000.

Distributions on the Trust I Securities are cumulative and are paid quarterly in arrears at an annual rate of 6%. Fleetwood has the option to defer payment of the distributions for an extended period of up to 20 consecutive quarters, so long as Fleetwood is not in default in the payment of interest on the debentures and discontinues the payment of dividends on common stock while the deferral is in effect. Considered together, the undertakings under the trust, the related indentures and guarantees, and the convertible subordinated debentures constitute a full and unconditional guarantee by Fleetwood of the trust's obligations under the securities. Beginning with the third quarter of fiscal 2002, Fleetwood elected to defer the quarterly distributions on the Trust I Securities. Under the terms of the governing instruments, Fleetwood was permitted to defer distributions on the Trust I Securities through August 2006; however, the deferred distributions, plus interest, were repaid in full on February 15, 2006, along with the current distribution due on that date in an aggregate amount of $61.9 million. Fleetwood recently elected to defer distributions beginning May 15, 2008, and has the right to do so for up to 20 consecutive quarters.

The Trust I Securities are convertible, at the option of the holder, at any time at the rate of 1.02627 shares of Fleetwood common stock (i.e., a conversion price of $48.72 per common share), subject to adjustment in certain circumstances. Since February 15, 2006, the Trust I Debentures have been redeemable in whole or in part, at the option of Fleetwood, at a price equal to the principal amount plus accrued and unpaid interest. The Trust I Securities are subject to mandatory redemption to the extent of any early redemption of the Trust I Debentures and upon maturity of the Trust I Debentures on February 15, 2028.

(14) Fair Value of Financial Instruments

Fleetwood has estimated the fair value of its financial instruments as of April 27, 2008, and April 29, 2007, based on relevant market information or using management estimates of discounted cash flows. The book and estimated fair values of financial instruments include those set out below or are discussed in Note 5:

	April 27, 2008		April 29, 2007	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
	(Amounts in thousands)			
Cash and cash equivalents (including restricted cash)	$ 75,052	$ 75,052	$ 52,127	$ 52,127
Marketable investments	25,087	25,087	24,161	24,161
Cash value of life insurance policies	29,157	29,157	39,423	39,423
Investments in unconsolidated subsidiaries	8,892	8,892	8,892	8,892
Short-term borrowings	9,568	9,568	7,314	7,314
5% convertible senior subordinated debentures	100,000	96,000	100,000	100,850
6% convertible subordinated debentures	160,142	84,139	160,142	112,150
Other long-term debt	16,145	16,145	17,508	17,508

(15) Commitments and Contingencies

Repurchase Commitments:

Producers of recreational vehicles and manufactured housing customarily enter into repurchase agreements with lending institutions that provide wholesale floorplan financing to independent dealers. Fleetwood's agreements generally provide that, in the event of a default by a dealer in its obligation to these credit sources, Fleetwood will repurchase product. With most repurchase agreements this obligation ceases when the amount for which Fleetwood is contingently liable to the lending institution has been outstanding for more than 12, 18, or 24 months, depending on the terms of the agreement. The contingent liability under these agreements approximates the outstanding principal balance owed by the dealer for units subject to the repurchase agreement, less any scheduled principal payments waived by the lender. Although the maximum potential contingent repurchase liability approximated $128 million for inventory at manufactured housing dealers and $391 million for inventory at RV dealers as of April 27, 2008, the risk of loss is reduced by the potential resale value of any products that are subject to repurchase, and is spread over numerous dealers and financial institutions. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Typically, the repurchase obligation for the third fiscal quarter will be greater than other periods due to high dealer inventories. The RV repurchase obligation is significantly more than the manufactured housing obligation due to a higher average cost per motor home and more units in dealer inventories. Losses and related repurchase reserves under these agreements have not been significant and lender repurchase demands have been funded out of working capital.

In the past three fiscal years Fleetwood had the following repurchase activity:

	2008	2007	2006
	(Dollars in millions)		
Units	159	96	66
Repurchase amount	$ 4.8	$ 2.4	$ 2.1
Loss recognized	$ 0.7	$ 0.7	$ 0.4

Legal Proceedings:

Fleetwood is regularly involved in legal proceedings in the ordinary course of business. For certain cases the Company is self-insured; for others, including products liability, insurance covers a portion of Fleetwood's liability under some of this litigation. In the majority of cases, including products liability cases, Fleetwood prepares estimates based on historical experience, the professional judgment of legal counsel, and other assumptions it believes to be reasonable. As additional information becomes available, Fleetwood reassesses the potential liability related to pending litigation and revises the related estimates. Such revisions and any actual liability that greatly exceeds Fleetwood's estimates could materially impact Fleetwood's results of operations and financial position.

Fleetwood is now painting motor homes at its Riverside, California plant under a permanent variance. Since July 2004, the Company had been operating the paint facility pursuant to experimental variances granted by the California Division of Occupational Safety and Health (the Division), which is the enforcement and consultation agency for the California Occupational Safety and Health program (Cal/OSHA). Although Fleetwood believes it is providing safety and health protection to employees that goes beyond the protection required by Cal/OSHA, a variance from a Cal/OSHA standard is required wherever an employer is recirculating air in paint spray booths. Fleetwood applied to the California Occupational Safety and Health Appeals Board (the Board) for a permanent variance and after several hearings on that application, a permanent variance was granted by the Board on October 18, 2007, subject to numerous conditions. On November 27, 2007, Fleetwood filed a petition to modify one of the conditions, and the Division filed a petition to have the variance revoked. Meanwhile, Fleetwood and the Division continue to hold productive discussions and are taking steps with a view to implementing a stipulated resolution of the issue. If the permanent variance were to be revoked, then Fleetwood would be unable to use the spray booths as currently deployed unless a court intervened to grant Fleetwood relief.

Fleetwood has been named in several complaints, some of which are putative class actions, filed against manufacturers of travel trailers and manufactured homes supplied to the Federal Emergency Management Agency (FEMA) to be used for emergency living accommodations in the wake of Hurricane Katrina. The complaints generally allege injury due to the presence of formaldehyde in the units. Fleetwood strongly disputes the allegations in these complaints, and intends to vigorously defend itself in all such matters.

Subsequent to our year-end on May 29, 2008, Fleetwood settled all ongoing litigation with The Coleman Company, Inc., and all pending proceedings have been dismissed. Fleetwood paid Coleman $10 million in cash and agreed to release Coleman from the restriction on licensing its name to an RV company. In 2005 when the judgment was entered, Fleetwood posted an appeal bond, supported by a standby letter of credit in the amount of $18 million. Prior to the settlement, Fleetwood had recorded cumulative accounting charges of $19.2 million representing the amount of the judgment plus interest and expenses. As a result of the settlement, Fleetwood recorded a reversal of $9.2 million of the prior charges in discontinued operations in the fourth quarter of fiscal 2008. The standby letter of credit was cancelled upon payment of the final settlement amount.

Guarantees:

In conjunction with the sale of Fleetwood's manufactured housing retail business, numerous leased retail locations were assigned to the buyers. Although Fleetwood received indemnification from the assignees, if the assignees were to become unable to continue making payments under the assigned leases, Fleetwood estimates its present maximum potential obligation with respect to leases currently in effect to be $7.0 million as of April 27, 2008. Fleetwood shall remain liable for the remaining lease terms, which range from three months to seven years. The risk of loss is mitigated by the potential to sublease the assigned leases to other parties. The fair value of the guarantee was not material for any of the periods presented.

Other:

Fleetwood Enterprises, Inc. has entered into 11 limited guarantees aggregating $4.1 million for certain obligations of certain retailers to floorplan lenders and an additional three unsecured guarantees aggregating $6.3 million for other obligations. The fair value of the guarantee was not material for any of the periods presented.

(16) Leases

Certain of Fleetwood's facilities and equipment are leased under terms that range from monthly to five years.

The following is a schedule by year of future minimum rental payments required under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of April 27, 2008:

Fiscal Year	Minimum Rental Payments Operating	Minimum Rental Payments Capital
	(Amounts in thousands)	
2009	$ 2,936	$ 2,146
2010	2,810	387
2011	2,324	35
2012	1,567	13
Later years	4,257	—
Total minimum lease payments	$ 13,894	$ 2,581

Rental expense for the last three fiscal years was as follows:

	2008	2007	2006
		(Amounts in thousands)	
Rental expense	$ 2,422	$ 3,510	$ 4,074
Less: Sublease rental income	(71)	(445)	(364)
	$ 2,351	$ 3,065	$ 3,710

(17) Stock-Based Incentive Compensation Plans

We have stock options outstanding under several plans: Fleetwood's Amended and Restated 1992 Stock-Based Incentive Compensation Plan ("1992 Plan"), 2007 Stock Incentive Plan ("2007 Plan"), and the 1992 Non-Employee Director Stock Option Plan ("D92 Plan"). In September 2007, the shareholders approved the 2007 Plan, and all subsequent grants have been from this plan. No further grants may be made under the 1992 Plan or the D92 Plan and all outstanding options under these plans continue to be governed by the terms and conditions of the existing option agreements for those grants. Under the 2007 Plan, Fleetwood is authorized to grant up to 5,000,000 shares plus any shares that were authorized for issuance under the prior plans, but not issued to its officers, key employees, and non-employee directors. As of the date of shareholder approval, there were 5,882,006 shares available for grant under the 2007 Plan. The number of shares issuable under the 2007 Plan may increase in the future as shares become available under the prior plans. Options were also granted to Elden L. Smith, Fleetwood's President and Chief Executive Officer, as an inducement to his becoming an employee of Fleetwood, under a separate plan that, under the rules of the New York Stock Exchange, was not required to be approved by shareholders.

Beginning with the first quarter of fiscal 2007, performance-based restricted stock units were granted, under Fleetwood's Amended and Restated 1992 Stock-Based Incentive Compensation Plan, at no cost to officers and certain employees. The performance-based restricted stock units are awarded at the beginning of a one-year performance period. Depending upon the actual achievement of the performance criteria, the number of restricted stock units can vary in number from 0% to 125% of the initial award. Performance is measured against established targets for earnings per share (EPS) or segment operation returns (for awards granted to employees of operating groups) during the one-year performance period. The restricted stock units time-vest ratably over a three-year service period subsequent to the performance period. Under certain qualifying conditions, such as retirement, early retirement, disability, or death, the vesting schedule will accelerate. The fair value of each restricted stock unit is measured on the date of grant using the grant date price of Fleetwood's stock and recorded as compensation cost over the remaining service period when it is probable that the performance condition will be achieved. If such goals are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. All of these plans are shareholder approved, other than the previously mentioned Elden L. Smith Plan.

A summary of option activity under the Plan as of April 27, 2008, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at April 29, 2007	4,483,904	$ 13.38	5.69	$ 4,023,565
Granted	1,211,400	5.81		
Exercised	(145,433)	6.00		
Forfeited	(70,159)	9.75		
Expired	(318,340)	23.90		
Outstanding at April 27, 2008	5,161,372	$ 11.21	6.13	$ 191,632
Exercisable at April 27, 2008	3,119,151	$ 13.91	4.35	$ 191,632

The weighted-average grant-date fair value of options granted during the fiscal years ended 2008, 2007, and 2006 was $2.68, $3.32, and $4.83, respectively. The total intrinsic value of options exercised during the 2008, 2007, and 2006 fiscal years was approximately $590,000, $859,000, and $3.4 million, respectively.

As of April 27, 2008, there was a total of $2.5 million of unrecognized compensation cost related to nonvested stock options granted under Fleetwood's stock-based incentive compensation plans that will be recognized over the remaining weighted average vesting period of 2.14 years.

A summary of restricted stock award activity for the fiscal year ended April 27, 2008 is presented below:

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value
Nonvested at April 29, 2007	—	$ —
Granted(1)	248,238	8.71
Vested/issued(2)	(2,830)	8.76
Forfeited(3)	(135,317)	8.76
Nonvested at April 27, 2008	110,091	$ 8.64

(1) During fiscal 2008, Fleetwood issued 52,190 restricted stock awards to non-employee directors and 196,048 performance-based restricted stock units to officers and key employees.

(2) In accordance with the 1992 Plan, the vesting of restricted stock units was accelerated for certain individuals who met the criteria for retirement once the performance condition was achieved.

(3) Fleetwood canceled 128,861 restricted stock units issued in the current year due to non-achievement of performance targets. The remaining 6,456 restricted stock units were forfeited due to termination of employment.

As of April 27, 2008, there was $300,000 of total unrecognized compensation cost related to nonvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of 3.0 years.

As a result of adopting SFAS No. 123R on May 1, 2006, a total share-based payment cost of $5.1 million and $3.4 million was recognized during the fiscal years ended April 27, 2008 and April 29, 2007, respectively, as a component of operating expenses.

(18) Stockholder Rights Plan

On September 15, 1998, Fleetwood's Board of Directors adopted a new stockholder rights agreement to replace the previous plan that expired on November 9, 1998, granting certain new rights to holders of Fleetwood's common stock. Under the new plan, which was effective November 10, 1998, one right was granted for each share of common stock held as of November 9, 1998, and one right will be granted for each share subsequently issued. Each right entitles the holder, in a hostile takeover scenario and after paying the exercise price (currently $160), to purchase Fleetwood common stock having a market value equal to two times the exercise price. Also, if Fleetwood is merged into another corporation, or if 50% or more of Fleetwood's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50% discount from their then current market value. In either case, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire all of Fleetwood's outstanding shares at a price that is judged by the Board of Directors to be fair to all Fleetwood shareholders. The rights may be redeemed by Fleetwood under certain circumstances at the rate of $0.02 per right. The shareholder rights plan dated September 15, 1998, was amended effective April 30, 2001, and again effective December 31, 2002, and again effective June 19, 2008. The rights will expire on November 9, 2008.

(19) Results by Quarter (Unaudited)

The unaudited results by quarter for fiscal years 2008 and 2007 are shown below (amounts in thousands, except per share data):

Fiscal Year Ended April 2008:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Number of weeks in the quarter	13	13	13	13
Revenues	$ 488,322	$ 468,503	$ 339,608	$ 363,547
Gross profit	72,389	80,506	47,170	49,782
Operating income (loss)	5,693	4,129	(9,968)	17,979
Income (loss) from continuing operations	(2,311)	(1,414)	(15,064)	21,708
Discontinued operations, net	(35)	201	(1,293)	(2,805)
Net income (loss) used for basic and diluted income (loss) per common share	$ (2,346)	$ (1,213)	$ (16,357)	$ 18,903
Income (loss) per common share(1):				
Basic	$ (.04)	$ (.02)	$ (.25)	$ .29
Diluted	$ (.04)	$ (.02)	$ (.25)	$ .26
Weighted average common shares:				
Basic	64,160	64,243	64,255	64,257
Diluted	64,160	64,243	64,255	72,865

Fiscal Year Ended April 2007:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Number of weeks in the quarter	13	13	13	13
Revenues	$ 505,459	$ 496,739	$ 428,834	$ 488,315
Gross profit	68,921	68,018	57,874	70,164
Operating loss	(8,436)	(15,830)	(21,395)	(12,118)
Income (loss) from continuing operations	467	(20,373)	(26,138)	(31,969)
Discontinued operations, net	(878)	(54)	(3,767)	(7,249)
Net loss used for basic and diluted loss per common share	$ (411)	$ (20,427)	$ (29,905)	$ (39,218)
Loss per common share(1):				
Basic and diluted	$ (.01)	$ (.32)	$ (.47)	$ (.61)
Weighted average common shares:				
Basic	63,892	63,919	63,937	64,058
Diluted	64,502	63,919	63,937	64,058

(1) Net earnings (loss) per share is computed independently for each of the quarters presented and the summation of quarterly amounts does not necessarily equal the total net earnings (loss) per share reported for the year.

Controls and Procedures

Disclosure Controls and Procedures:

Based on our management's evaluation, with the participation of our chief executive officer and chief financial officer, as of April 27, 2008, the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting:

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting is supported by written policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, our management assessed the effectiveness of our internal control over financial reporting as of April 27, 2008. In making this assessment, our management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (which is sometimes referred to as the COSO Framework). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of April 27, 2008. The effectiveness of our internal control over financial reporting as of April 27, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls:

There was no change in our internal control over financial reporting during the quarter ended April 27, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on
Internal Control over Financial Reporting

Board of Directors and Shareholders
Fleetwood Enterprises, Inc.

We have audited Fleetwood Enterprises, Inc.'s internal control over financial reporting as of April 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Fleetwood Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fleetwood Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 27, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fleetwood Enterprises, Inc. as of April 27, 2008 and April 29, 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 27, 2008 of Fleetwood Enterprises, Inc. and our report dated July 8, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Orange County, California
July 8, 2008

PRICE RANGE AND QUARTERLY CLOSING PRICE OF COMMON STOCK*

FLEETWOOD

NYSE LISTED: **FLE**


FISCAL YEAR
2007
FISCAL YEAR
2008
10.24
6.42
8.28
6.33
9.44
6.59
9.74
7.11
11.41
8.15
11.14
7.82
9.56
4.45
5.25
3.37
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

*Fleetwood's common stock is listed on the New York Stock Exchange and trades on various regional exchanges **(Ticker Symbol: FLE)**. Options are traded on major exchanges.

ANNUAL MEETING

The annual meeting of shareholders will be held on Fleetwood's corporate campus, 3125 Myers Street, Riverside, California, at 9 a.m. Pacific Time on Thursday, September 18, 2008.

INDEPENDENT AUDITORS

Ernst & Young LLP – Orange County, California

SHAREHOLDER INQUIRIES

Inquiries from shareholders and securities analysts should be directed to Kathy Munson, Director of Investor Relations, (951) 351-3650, or Lyle Larkin, Vice President and Treasurer, (951) 351-3535.

FORM 10-K

A copy of the Annual Report on Form 10-K of Fleetwood Enterprises, Inc. is available upon request at corporate headquarters, (951) 351-3798. The 10-K and other financial information is also available at http://ir.fleetwood.com.

DIVIDEND POLICY

On October 30, 2001, the Company announced that it would discontinue the payment of dividends. Any future resumption of dividends on our common stock would be at the discretion of our Board of Directors, and is not currently contemplated.

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
(877) 282-1168
www.computershare.com

CORPORATE ADDRESS

3125 Myers Street
P.O. Box 7638 (92513-7638)
Riverside, CA 92503
(951) 351-3500
www.fleetwood.com

NUMBER OF SHAREHOLDERS OF RECORD

As of July 1, 2008, Fleetwood had approximately 900 shareholders of record.

CERTIFICATION DISCLOSURE

Because our common stock is listed on the New York Stock Exchange ("NYSE"), our chief executive officer is required to make, and has made, an annual certification to the NYSE stating that he was not aware of any violation by Fleetwood of the corporate governance listing standards of the NYSE. The last certification to that effect was made last year following our shareholder meeting. The Company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended April 27, 2008.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements used in this report that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs of Fleetwood's management as well as assumptions made by, and information currently available to, the Company's management. The forward-looking statements are subject to certain risks and uncertainties, including risk factors identified in Fleetwood's 10-K, including the sections entitled "Business Outlook" and "Risk Factors." These risks and uncertainties include, without limitation, the lack of assurance that we will regain sustainable profitability in the foreseeable future; the effect of ongoing weakness in both the manufactured housing and the recreational vehicle markets; the effect of a decline in home equity values, volatile fuel prices and interest rates, global tensions, employment trends, stock market performance, availability of financing generally, and other factors that can and have had a negative impact on consumer confidence, which may reduce demand for our products, particularly recreational vehicles; the availability and cost of wholesale and retail financing for both manufactured housing and recreational vehicles; our ability to comply with financial tests and covenants on existing debt obligations; our ability to obtain, on reasonable terms if at all, the financing we will need in the future to execute our business strategies and to meet the repayment terms of our outstanding convertible debt instruments, including the 5% convertible senior subordinated debentures; potential dilution associated with equity financings we may undertake to raise additional capital and the risk that the equity pricing may not be favorable; the cyclical and seasonal nature of both the manufactured housing and recreational vehicle industries; the increasing costs of component parts and commodities that we may be unable to recoup in our product prices; the potential for excessive retail inventory levels in the manufactured housing and recreational vehicle industries; the volatility of our stock price; repurchase agreements with floorplan lenders, which could result in increased costs; potential increases in the frequency of product liability, wrongful death, class action, and other legal actions, including actions resulting from products we receive from our suppliers; and the highly competitive nature of our industries.

Fleetwood Enterprises, Inc. is an equal opportunity employer.

Editor: Kathy A. Munson
Design: Ervin I Bell Marketing Communications
Lithographer: Southern California Graphics

Directors



Thomas B. Pitcher

Chairman of the Board of Fleetwood Enterprises, Inc. since 2002; Retired Senior Partner, Member of the Executive Committee, Partner-in-Charge of the Orange County, Calif., office, and Co-Chair of International Practice of Gibson, Dunn & Crutcher, LLP; Retired Chairman of the Board of the Institute of Critical Care Medicine; Director since 1998.



Margaret S. Dano

Former Vice President, Worldwide Operations of Garrett Engine Boosting Systems, a division of Honeywell, Inc.; Director of Superior Industries International, Inc.; Director since 2000



Douglas M. Lawson, Ph.D.

Chairman and Chief Executive Officer of Lawson Associates, Inc Director since 1981.



Elden L. Smith

President and Chief Executive Officer; Director since 2005.



James L. Doti, Ph.D.

President and Donald Bren Distinguished Chair of Business and Economics, Chapman University; Director of The First American Corp. and Standard Pacific Corp.; Director since 1995



John T. Montford

President – Western Region, AT&T Services, Inc.; Attorney at law; Director of Southwest Airlines Co.; Director since 1999.



Paul D. Borghesani

Attorney in private practice; President of Transportation Advisory Group LLC and Motor Carrier Services LLC; Director since 1999.



David S. Engelman

Private investor; former Chairman, President and Chief Executive Officer of Union Federal Bank; and Director of MGIC Investment Corp. and Mortgage Guaranty Insurance Corp.; Director since 1999.



Daniel D. Villanueva

Managing Partner of Fontis Partners, L.P.; Director of Citibank (Banamex USA) and the Metropolitan West Funds; Director since 2003.



Loren K. Carroll

Retired President and Chief Executive Officer of M-I LLC and Executive Vice President of Smith International; Director of CGGVeritas, Forest Oil Corp., KBR, Inc., and Smith International; Director since 1999.



J. Michael Hagan

Former Chairman and Chief Executive Officer of Furon Company; Director of Ameron International and Pimco Funds; Director since 2002.

Officers

Thomas B. Pitcher
Chairman of the Board
(Non-Executive)

Elden L. Smith
President and
Chief Executive Officer

Boyd R. Plowman
Executive Vice President and
Chief Financial Officer

Paul C. Eskritt
President
RV Group

Charles E. Lott
President
Housing Group

Larry L. Mace
President
Supply Group
(Retired 4/25/08)

Andrew M. Griffiths
Senior Vice President and
Chief Accounting Officer

Leonard J. McGill
Senior Vice President, General
Counsel and Secretary

Michael B. Shearin
Senior Vice President
Human Resources and
Administration

Lyle N. Larkin
Vice President, Treasurer and
Assistant Secretary

James F. Smith
Vice President and
Controller–Operations

FLEETWOOD

3125 Myers Street
P.O. Box 7638 (92513-7638)
Riverside, CA 92503
(951) 351-3500

www.fleetwood.com

END